Filed pursuant to Rule 424(b)(3)

Registration No. 333-124314

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 20, 2005)

1,250,000 Shares

Common Stock

OYO Corporation U.S.A., our largest stockholder, is offering 1,250,000 shares of OYO Geospace Corporation common stock. We will not receive any proceeds from the sale of these shares.

Our shares are quoted on The NASDAQ National Market under the symbol “OYOG.” On August 8, 2005, the last reported sale price of our common stock on The NASDAQ National Market was $19.01 per share.

Investing in our common stock involves risks, including those described in the section entitled “ Risk Factors” beginning on page S-9 of this prospectus supplement.

PRICE $18.50 PER SHARE

	Per Share	Total
Public offering price	$18.50	$23,125,000
Underwriting discounts	$1.11	$1,387,500
Proceeds, before expenses, to OYO Corporation U.S.A.	$17.39	$21,737,500

The underwriters may purchase up to an additional 150,000 shares of our common stock from OYO Corporation U.S.A., at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about August 12, 2005.

RBC CAPITAL MARKETS	SIMMONS & COMPANY INTERNATIONAL

August 8, 2005

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein in considering an investment in our common stock. We and the selling stockholder have not authorized anyone to provide you with information different from that contained in this prospectus supplement, in the accompanying prospectus and in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus.

This prospectus supplement is not an offer to sell, or a solicitation of an offer to buy, any of our common stock in any jurisdiction where offers and sales are not permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of our common stock.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. This summary is not complete and may not contain all of the information that is important to you or that you should consider before investing in our common stock. Before you decide whether to invest in our common stock, we encourage you to read this entire prospectus supplement and the accompanying prospectus carefully, including the information under the caption “Risk Factors” and the information we incorporate by reference, including our consolidated financial statements and related notes.

The terms “OYO Geospace,” “company,” “we,” “our,” “ours” and “us” as used in this prospectus supplement refer to OYO Geospace Corporation and our consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

Unless otherwise indicated, this prospectus supplement assumes that the underwriters’ over-allotment option will not be exercised.

Our Company

We are a leading designer and manufacturer of instruments and equipment used by the oil and gas industry for acquiring and processing seismic data, and for characterizing and monitoring producing oil and gas reservoirs. We also design, manufacture and distribute thermal imaging equipment and dry thermal film products, collectively referred to as “thermal solutions” products. We have offices and manufacturing facilities in the United States, Russia and Canada, and additional sales and support offices in the United Kingdom and China.

Seismic Products

We have been in the seismic instruments and equipment business since 1980 and market our products primarily to the oil and gas industry. This segment of our business accounts for a majority of our sales. Geoscientists use seismic data primarily in connection with the exploration, development and production of oil and gas reserves to map potential and known hydrocarbon bearing formations and the geologic structures that surround them.

Seismic Exploration Products. Seismic data acquisition is conducted by combining a seismic energy source and a data recording system. We provide many of the components of data recording systems, including geophones, hydrophones, seismic leader wire, geophone string connectors, seismic telemetry cables and other seismic related products. We also design and manufacture specialized data acquisition systems targeted at niche markets. Our products are compatible with most major seismic data acquisition systems currently in use, and sales result primarily from seismic contractors purchasing our products as components of new seismic data recording systems or to repair and replace components of seismic data recording systems already in use.

Seismic Reservoir Products. We have developed high-definition reservoir characterization products for borehole and ocean-bottom applications in producing oil and gas fields. Utilizing these products, producers can enhance the recovery of oil and gas deposits over the life of a reservoir. In 2002, we completed the development of a large seismic data acquisition system for permanent installation in the Valhall field in the North Sea for a subsidiary of BP p.l.c., or “BP.” This system is the largest of its kind ever deployed and consists of 120 kilometers of cables connecting over 10,000 active sensors to a production platform located in the North Sea. In 2004, we also supplied a permanent seismic monitoring system to Shell Exploration & Production Company, or “Shell,” for use in a deepwater field in the Gulf of Mexico in over 3,000 feet of water. We believe both of these systems are continuing to operate as designed. We also produce a retrievable version of the deepwater seismic reservoir monitoring system for use on fields where permanently installed systems are not appropriate.

In addition, we produce seismic borehole acquisition systems which employ a fiber optic augmented wireline capable of very high data transmission rates. These systems are used for several reservoir characterization applications, including a new application pioneered by us allowing operators and service companies to monitor and measure the results of fracturing operations. Five such systems produced by us are currently deployed by our customers in the United States, Canada and China.

Emerging Technologies. We have recently expanded our products beyond seismic applications by utilizing our existing engineering experience and manufacturing capabilities. We now design and manufacture power and communication transmission cable products for offshore applications and market these products to the offshore oil and gas and offshore construction industries. These products include a variety of specialized cables, primarily used in deepwater applications, such as remotely operated vehicle (“ROV”) tethers, umbilicals and electrical control cables. These products also include specially designed and manufactured cables, including armored cables, engineered to withstand harsh offshore operating environments.

In addition, we design and manufacture industrial sensors for the vibration monitoring and earthquake detection markets. We also design and manufacture other specialty cable products, such as those used in connection with global positioning products.

Thermal Solutions Products

Our thermal solutions product technologies were originally developed for seismic data processing applications. In 1995, we modified this technology for application in other markets. Our thermal solutions products include thermal printers, thermal printheads and dry thermal film. Our thermal printers produce images ranging in size from 12 to 54 inches wide and in resolution from 400 to 1,200 dots per inch (“dpi”). We market our thermal solutions products to a variety of industries, including the screen print, point of sale, signage and textile markets. We also continue to sell these products to our seismic customers, though this market comprises a small percentage of sales of our thermal solutions products.

The quality of thermal images on film is determined primarily by the interface between a thermal printhead and the thermal film. We are using intellectual property we acquired in April 2002 to produce dry thermal film. We also continue to distribute another brand of dry thermal film to users of our thermal printers. Furthermore, in September 2004, we acquired thermal printhead production assets from Graphtec Corporation, or “Graphtec,” and we believe we are now the only manufacturer of wide-format thermal printheads in the world. We believe our ability to manufacture both thermal printheads and thermal film makes us more competitive in markets for these products by enabling us to match their characteristics and improve print quality.

Seismic Industry Conditions

Overall demand for geophysical technologies is generally dependent on the level of expenditures by oil and gas companies for exploration, production, development and field management activities, which, in turn, depends in part on present and expected future oil and gas prices. Both oil and gas prices increased sharply in 2004. A strong global economy worked in tandem with limited excess supply capacity to contribute to higher sustained oil and gas prices in 2004 as compared to recent years. There has also been significant growth in the demand for crude oil in recent years in developing countries such as China and

India due to the expansion of their economies, which is expected to continue. We believe that higher oil and gas prices, if sustained, will likely result in continued higher levels of spending for geophysical services and equipment.

In recent years, worldwide interest in advanced geophysical technologies, such as reservoir monitoring, has increased. The greater precision and improved subsurface resolution resulting from 3D geophysical data, combined with advanced processing techniques, has assisted oil and gas companies in finding new fields and more accurately delineating existing reservoirs. These technologies have improved drilling success rates and lowered finding and field extension costs. Furthermore, improved 4D technology (or time-lapsed 3D seismic surveys) is also enhancing production monitoring methodologies and the management of oil and gas reservoirs. We believe these recent advances in geophysical technologies, coupled with improvements in drilling and completion techniques, are significantly enhancing oil and gas companies’ ability to explore for, develop and manage oil and gas reserves around the world.

Competitive Strengths

Technological Leadership. Our engineering department consists of 39 highly experienced professionals with an average of 22 years of industry experience and a long history of successful product development. Our engineers possess specialized skills in areas such as analog and digital circuitry, software and firmware development, mechanical packaging and systems integration. To ensure we deliver products that meet our customers’ specialized needs, our engineering staff works closely with our customers’ research, operations and engineering personnel. Our engineers have pioneered new products such as deepwater reservoir monitoring systems, high bandwidth seismic borehole tools and fracturing monitoring systems. Our sensor, cable and electronic design teams have experience working with products designed for high-temperature and high-pressure environments, such as deepwater and borehole applications. Design of these products, which include sensors, cables, connectors and complex data acquisition systems, requires our various engineering teams to work together to produce integrated products.

Manufacturing Excellence. We maintain a specialized, vertically integrated manufacturing process and possess significant manufacturing expertise that enables us to cost-effectively produce highly engineered seismic and thermal solutions products. We believe this vertical integration of different manufacturing processes provides us with a competitive advantage. Our integrated manufacturing departments include a machining center, a molding group, wire extrusion and cable shops, mechanical and electrical assembly departments, a sensor assembly group and a cleanroom for printhead production. Coordination among these groups enables us to produce highly engineered components and systems, limit third party outsourcing, improve product delivery times and enhance product quality.

Industry Knowledge. Our key managers, engineers and manufacturing personnel have been with us for many years. They have developed a great deal of knowledge about the markets, technologies and customers in our industries, which we believe is a significant competitive advantage. The successful development of our seismic reservoir characterization systems and other products required years of close cooperation between our research and development team and our customers, which include some of the largest oil and gas companies in the world. This type of collaboration provides us with insights into the challenges being faced by our customers and helps us to develop innovative solutions.

Business Strategies

Exploit Market Leadership for Seismic Reservoir Products. We pioneered the design and development of seismic data acquisition systems for use as permanent offshore monitoring systems and as borehole systems for monitoring fracturing and other operations. We believe these new applications of seismic technology will enable our customers to more effectively manage and produce oil and gas reservoirs. Moreover, we believe our seismic reservoir monitoring technologies are important advances towards what the oil and gas industry refers to as the “electrified oilfield,” meaning permanent monitoring of reservoir characteristics during the life of a reservoir through downhole and surface sensors providing continuous data feedback. We believe that our systems are being successfully utilized by BP and Shell, and we are now actively marketing our technology to these and other potential customers.

Augment Product Lines. We strive to continually improve our existing seismic product lines and to develop new products to meet the changing needs of our seismic customers. We are also expanding our line of thermal solutions products and targeting new markets. We recently purchased certain assets of the printhead division of Graphtec, which together with our acquisition of intellectual property from our former primary film supplier, will enable us to initiate a new strategy of producing thermal printheads and thermal film for original equipment manufacturers, or “OEMs,” of thermal printers.

Expand Manufacturing Capacity. In response to increased market demand, we are expanding our manufacturing capacity both in our U.S. facility and in our Russian facility. We believe that this expansion will increase our manufacturing capacity for seismic exploration and offshore cable products. In addition, we are evaluating the potential transfer of additional production of our standard seismic products to Russia to take advantage of lower manufacturing costs.

Develop Non-Seismic Markets. We plan to continue utilizing our existing engineering experience and manufacturing capabilities to identify and develop new market opportunities. Examples of our successes in developing new market opportunities include our development of offshore cable products, industrial sensors and specialty cable products.

Capitalize on Targeted Acquisition Opportunities. We have significantly expanded our seismic and thermal solutions product offerings and market reach through the acquisitions of Concord Technologies, Inc. (1998), LTI, Inc. (1998), the assets of EcoPRO Imaging Corporation (2001), the dry thermal film intellectual property of Labelon Corporation (2002), and printhead production assets of Graphtec (2004). Although our business model does not contemplate significant growth through acquisitions, in the course of our business, certain acquisition opportunities could become available to us. We intend to explore those opportunities as they arise and to pursue acquisitions which we believe will add value to our company.

The Offering

Common stock offered by OYO Corporation U.S.A.	1,250,000 shares

Total common stock outstanding	5,623,390 shares

Use of proceeds

We will not receive any proceeds from the sale of shares of common stock under this prospectus supplement and in the accompanying prospectus. All of the proceeds will be received by OYO Corporation U.S.A.

NASDAQ National Market symbol	OYOG

Over-allotment option	OYO Corporation U.S.A. has granted the underwriters an option to purchase an additional 150,000 shares of common stock solely to cover over-allotments. See “Underwriting.”

Principal Executive Offices and Address

Our principal executive offices are located at 7007 Pinemont Drive, Houston, Texas 77040-6601. Our telephone number at that location is (713) 986-4444. Our website is http://www.oyogeospace.com. Information contained in our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider information contained in our website as part of this prospectus supplement or the accompanying prospectus.

Summary Financial Data

The following table sets forth our summary financial data for the periods indicated. The summary financial data for the fiscal years ended September 30, 2002, 2003 and 2004 and as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. The summary financial data for the nine months ended June 30, 2004 and 2005 and as of June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements. This information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements, including the notes thereto, and the other financial data included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein.

	Year Ended September 30,			Nine Months Ended June 30,
	2002(1)	2003(2)	2004(3)	2004(3)	2005
				(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$65,049	$50,854	$63,538	$47,623	$59,702
Cost of sales	46,484	38,337	40,787	29,338	40,960

Gross profit	18,565	12,517	22,751	18,285	18,742
Operating expenses:
Selling, general and administrative	11,538	11,273	12,086	8,985	10,678
Research and development	5,347	5,226	4,794	3,651	3,772
Impairment of assets	1,246	—	—	—	—

Total operating expenses	18,131	16,499	16,880	12,636	14,450

Income (loss) from operations	434	(3,982)	5,871	5,649	4,292
Other income (expense), net	(770)	69	61	(43)	(14)

Income (loss) before income taxes, minority interest and extraordinary gain	(336)	(3,913)	5,932	5,606	4,278
Income tax expense (benefit)	(857)	(1,399)	(47)	140	1,174

Income (loss) before minority interest, and extraordinary gain	521	(2,514)	5,979	5,466	3,104
Minority interest	(88)	(19)	(26)	(23)	(32)

Income (loss) before extraordinary gain	433	(2,533)	5,953	5,443	3,072
Extraordinary gain, net of tax of $85	686	—	—	—	—

Net income (loss)	$1,119	$(2,533)	$5,953	$5,443	$3,072

Diluted earnings (loss) per share:
Income (loss) before extraordinary gain	$0.08	$(0.46)	$1.05	$0.96	$0.54
Extraordinary gain	0.12	—	—	—	—

Net income (loss)	$0.20	$(0.46)	$1.05	$0.96	$0.54

Other Selected Financial Data:
EBITDA(4)	$5,338	$470	$11,019	$9,331	7,484
Capital expenditures	4,729	6,045	2,506	2,180	5,611

Selected Balance Sheet Data (at period end):
Working capital	$28,130	$24,937	$32,789	$33,135	$41,208
Total assets	68,126	71,435	77,794	73,824	84,592
Short-term debt	714	5,889	1,029	620	344
Long-term debt	3,544	6,232	5,805	5,912	11,418
Stockholders’ equity	54,129	52,471	59,200	58,392	62,826

(1)	Includes $15.8 million recognized as revenues for a reservoir characterization and monitoring system delivered to BP for installation in the Valhall field in the North Sea. We were entitled to a $3.0 million performance bonus payment if the Valhall field system performed to its design specifications through December 31, 2003.
(2)	Includes $2.5 million recognized as revenues for additional components to expand the Valhall field system. We were entitled to an additional $0.6 million performance bonus payment if the Valhall field system performed to its design specifications through December 31, 2003.
(3)	Includes a $3.6 million performance bonus due to the successful performance of the Valhall field system through December 31, 2003, of which $3.1 million was recognized as revenue in the quarter ended December 31, 2003 and $0.5 million was recognized as revenue in the quarter ended June 30, 2004. There were no additional production costs associated with the recognition of this revenue.
(4)	See Non-GAAP Financial Measure in this prospectus supplement for determination of these amounts.

Non-GAAP Financial Measure

We define EBITDA as net income plus net interest expense, income taxes and depreciation and amortization. We are using EBITDA in this prospectus supplement as a supplemental financial measure to assess:

•	the financial performance of our assets without regard to financing methods, capital structure, taxes or historical cost basis;

•	our liquidity and operating performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	the ability of our assets to generate cash sufficient for us to pay potential interest costs.

We are providing this data to prospective investors in connection with this offering to assist them in assessing our performance. However, we are not undertaking to provide this data on an on-going basis.

The term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similar titled measures utilized by other companies because such other companies may not calculate EBITDA in the same manner as we do. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation and amortization.

The following table reconciles our net income (loss) to our EBITDA:

	Year Ended September 30,			Nine Months Ended June 30,
	2002(1)	2003(2)	2004(3)	2004(3)	2005
	(in thousands)
Net income (loss)	$1,119	$(2,533)	$5,953	$5,443	$3,072
Interest expense, net	489	135	151	157	98
Income tax expense (benefit)	(857)	(1,399)	(47)	140	1,174
Depreciation	3,938	3,565	4,223	3,024	2,617
Amortization	649	702	739	567	523

EBITDA	$5,338	$470	$11,019	$9,331	$7,484

The following table reconciles our EBITDA to our net cash provided by operating activities:

	Year Ended September 30,			Nine Months Ended June 30,
	2002(1)	2003(2)	2004(3)	2004(3)	2005
	(in thousands)
EBITDA	$5,338	$470	$11,019	$9,331	$7,484
Deferred income tax benefit	(1,381)	(1,036)	(1,013)	(858)	48
Impairment of assets	1,246	—	—	—	—
Extraordinary gain, net of tax	(686)	—	—	—	—
Other non-cash adjustments to income	563	272	19	(127)	520
Changes in working capital items and other	1,098	(3,572)	(1,543)	(74)	(10,770)
Interest expense, net	(489)	(135)	(151)	(157)	(98)
Income tax expense (benefit)	857	1,399	47	(140)	(1,174)

Net cash provided by (used in) operating activities	$6,546	$(2,602)	$8,378	$7,975	$(3,990)

(1)	Includes $15.8 million recognized as revenues for a reservoir characterization and monitoring system delivered to BP for installation in the Valhall field in the North Sea. We were entitled to a $3.0 million performance bonus payment if the Valhall field system performed to its design specifications through December 31, 2003.
(2)	Includes $2.5 million recognized as revenues for additional components to expand the Valhall field system. We were entitled to an additional $0.6 million performance bonus payment if the Valhall field system performed to its design specifications through December 31, 2003.
(3)	Includes a $3.6 million performance bonus due to the successful performance of the Valhall field system through December 31, 2003, of which $3.1 million was recognized as revenue in the quarter ended December 31, 2003 and $0.5 million was recognized as revenue in the quarter ended June 30, 2004. There were no additional production costs associated with the recognition of this revenue.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future operating results and could cause the market price of our common stock to decline significantly and result in a partial or complete loss of your investment. The risks described below, many of which are beyond our control, are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Commodity price levels may affect demand for our products.

Demand for many of our products depends primarily on the level of worldwide oil and gas exploration activity. That activity, in turn, depends primarily on prevailing oil and gas prices and availability of seismic data. Historically, the markets for oil and gas have been volatile, and those markets are likely to continue to be volatile. Oil and gas prices are subject to wide fluctuation in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include the level of consumer demand, weather conditions, domestic and foreign governmental regulations, price and availability of alternative fuels, political conditions and hostilities in the Middle East and other significant oil-producing regions, increases and decreases in foreign supply of oil and gas, prices of foreign imports and overall economic conditions. Any unexpected material changes in oil and gas prices or other market trends that adversely impacts seismic exploration activity would likely affect the demand for our products and could materially and adversely affect our results of operations and liquidity and could cause our stock price to decline.

Our new products may not achieve market acceptance.

Our outlook and assumptions are based on various macro-economic factors and our internal assessments, and actual market conditions could vary materially from those assumed. In recent years we have incurred significant expenditures to fund our research and development efforts and we intend to continue those expenditures in the future. However, research and development is by its nature speculative, and we cannot assure you that these expenditures will result in the development of new products or services or that any new products and services we have developed recently or may develop in the future will be commercially marketable or profitable to us. In particular, we have incurred substantial expenditures to develop seismic products for reservoir characterization applications. In addition, we recently began to try to use some of our capabilities, particularly our cable manufacturing capabilities, to supply products to new markets. Further, we have incurred substantial expense and expended significant effort to develop our thermal solutions products. We cannot assure you that we will realize our expectations regarding acceptance and revenues for our products and services in existing or new markets.

We may experience fluctuations in quarterly results of operations.

Historically, the rate of new orders for our products has varied substantially from quarter to quarter. Moreover, we typically operate, and expect to continue to operate, on the basis of orders in hand for our products before we commence substantial manufacturing “runs.” The nature of our order backlog generally does not allow us to predict with any accuracy demand for our products more than approximately three months in advance. Thus our ability to replenish orders and the completion of orders, particularly large orders for deepwater reservoir characterization projects, can significantly impact our operating results and cash flow for any quarter, and results of operations for any one quarter may not be indicative of results of operations for future quarters. These periodic fluctuations in our operating results could adversely affect our stock price.

Our credit risk could increase if our customers face difficult economic circumstances.

We believe, and have assumed, that our allowances for bad debts have been adequate in light of then-known circumstances. However, we cannot assure you that additional amounts attributable to uncollectible receivables and bad debt write-offs will not have a material adverse effect on our future results of operations. Many of our seismic contractor customers are not well capitalized and as a result cannot always pay our invoices when due. We have in the past incurred write-offs in our accounts receivable due to customer credit problems. We have found it necessary from time to time to extend trade credit, including on promissory notes, to long-term customers and others where some risks of non-payment exist. Although industry conditions have improved, some of our customers continue to experience liquidity difficulties, which increase those credit risks. An increase in the level of bad debts and any deterioration in our credit risk could adversely affect the price of our stock.

Our industry is characterized by rapid technological development and product obsolescence.

Our instruments and equipment in both of our business segments are constantly undergoing rapid technological improvement. Our future success depends on our ability to continue to:

•	improve our existing product lines,

•	address the increasingly sophisticated needs of our customers,

•	maintain a reputation for technological leadership,

•	maintain market acceptance of our products,

•	anticipate changes in technology and industry standards,

•	respond to technological developments on a timely basis, and

•	develop new markets for our products and capabilities.

Current competitors or new market entrants may develop new technologies, products or standards that could render our products obsolete. We cannot assure you that we will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with new industry standards.

We operate in highly competitive markets.

The markets for our products are highly competitive. Many of our existing and potential competitors have substantially greater marketing, financial and technical resources than we do. Additionally, at least two competitors in our seismic business segment currently offer a broader range of instruments and equipment for sale than we do and market this equipment as “packaged” data acquisition systems. We do not currently offer for sale such a complete “packaged” data acquisition system. Further, certain of our competitors offer financing arrangements to customers on terms that we may not be able to match. In addition, new competitors may enter the market and competition could intensify.

As to our thermal solutions products, we compete with other printing solutions, including inkjet and laser printing technologies, many of which are provided by large companies with significant resources.

We cannot assure you that sales of our products will continue at current volumes or prices if current competitors or new market entrants introduce new products with better features, performance, price or other characteristics than our products. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations and on the price of our stock.

We have a limited market for our products.

In our seismic business segment, we market our traditional products to contractors and large, independent and government-owned oil and gas companies. We estimate that, based on published industry sources, fewer than 30 seismic contracting companies are currently operating worldwide (excluding those operating in Russia and the former Soviet Union, India, the People’s Republic of China and certain Eastern European countries, where seismic data acquisition activity is difficult to verify). We estimate that fewer than ten seismic contractors are engaged in marine seismic exploration. Due to these market factors, a relatively small number of customers, some of whom are experiencing financial difficulties, have accounted for most of our sales. From time to time these seismic contractors have sought to vertically integrate and acquire our competitors, which has influenced their supplier decisions before and after such transactions. The loss of a small number of these customers could materially and adversely impact our sales, which could cause a material decline in the price of our stock.

We cannot be certain of the effectiveness of patent protection.

We hold and from time to time we apply for certain patents relating to some of our seismic data acquisition and other products. We also own several patents which relate to the development of dry thermal film. We cannot assure you that our patents will prove enforceable, that any patents will be issued for which we have applied or that competitors will not develop functionally similar technology outside the protection of any patents we have or may obtain.

Our foreign subsidiaries and foreign marketing efforts face additional risks and difficulties.

Net sales outside the United States accounted for approximately 61% of our net sales during fiscal year 2004 and are again expected to represent a substantial portion of our net sales for fiscal year 2005 and subsequent years. Substantially all of our sales from the United States are made in U.S. dollars, but from time to time we make sales in foreign currencies and may, therefore, be subject to foreign currency fluctuations on our sales. In addition, net assets reflected on the balance sheets of our Russian, Canadian and United Kingdom subsidiaries are subject to currency fluctuations. Significant foreign currency fluctuations could adversely impact our results of operations.

Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of war, terrorist activities, civil disturbances, embargo and government activities and foreign attitudes about conducting business activities with the United States, all of which may disrupt markets. A portion of our manufacturing is conducted through our subsidiary OYO-GEO Impulse, which is based in Ufa, Bashkortostan, Russia. Our business could be directly affected by political and economic conditions in Bashkortostan and in Russia generally. Boycotts, protests, governmental sanctions and other actions in the region could adversely affect our ability to operate profitably. The risk of doing business in Russia and other economically or politically volatile areas could adversely affect our operations and earnings. Foreign sales are also generally subject to the risk of compliance with additional laws, including tariff regulations and import and export restrictions. Sales in certain foreign countries require prior United States government approval in the form of an export license. We cannot assure you that we will not experience difficulties in connection with future foreign sales. Also, should we experience substantial growth in certain foreign markets, for example in Russia, we may not be able to transfer cash balances to the United States to assist with debt servicing or other obligations.

We rely on a key supplier for a significant portion of our dry thermal film.

While we currently manufacture dry thermal film, we also purchase a large quantity of dry thermal film from a supplier. Except for the film produced by us and this supplier, we know of no other source for dry thermal film that performs well in our thermal imaging equipment.

If we are unable to economically manufacture dry thermal film internally or our supplier were to discontinue supplying dry thermal film or were unable to supply dry thermal film in sufficient quantities to meet our requirements, our ability to compete in the thermal imaging marketplace could be severely damaged, adversely affecting our financial performance, which could cause a decline in our stock price.

We may not be successful in implementing our targeted acquisition strategy.

One of our business strategies is to explore acquisition opportunities relating to seismic and thermal imaging products as they become available to us from time to time. However, we may not be successful in identifying desirable acquisition opportunities, completing any acquisitions in a timely or efficient manner, or in integrating or realizing profits from these acquisitions. In addition, we may potentially require additional financing in order to fund future acquisitions, which may not be available to us on attractive terms or at all. If we are unable to successfully complete and integrate strategic acquisitions, our business could be negatively affected.

We have been subject to control by a principal stockholder.

OYO Corporation, a Japanese corporation, owns indirectly in the aggregate approximately 50.7% of our common stock. Accordingly, OYO Corporation, through its wholly owned subsidiary OYO Corporation U.S.A., has in the past been able to elect all of our directors and to control our management, operations and affairs. Assuming OYO Corporation U.S.A. sells all of its shares of our common stock offered under this prospectus supplement and the accompanying prospectus, it will still own approximately 25.8% of our common stock. Therefore, OYO Corporation, through OYO Corporation U.S.A., will continue to be our largest stockholder and could continue to exercise substantial influence over the election of our directors and therefore our operations and all matters submitted to a vote of our stockholders. It is expected that Mr. Katsuhiko Kobayashi, a director and senior executive officer of OYO Corporation and the President of OYO Corporation U.S.A., will continue to serve as one of our directors even if OYO Corporation U.S.A. sells all of its shares of our common stock offered under this prospectus supplement and the accompanying prospectus. We currently have, and may continue to have, a variety of contractual relationships with OYO Corporation and affiliates.

Our success depends upon a limited number of key personnel.

Our success depends on attracting and retaining highly skilled professionals. A number of our employees are highly skilled engineers and other professionals. If we fail to continue to attract and retain such professionals, our ability to compete in the industry could be adversely affected. In addition, our success depends to a significant extent upon the abilities and efforts of the members of our senior management.

A general downturn in the economy in future periods may adversely affect our business.

A general downturn in the economy in future periods could adversely affect our business in ways that we cannot predict. Any economic downturn may adversely affect the demand for oil and gas generally or cause volatility in oil and gas prices and, therefore, adversely affect the demand for our services to the oil and gas industry and related service and equipment industries. It could also adversely affect the demand for consumer products, which could in turn adversely affect our thermal solutions business. To the extent these factors adversely affect other seismic companies in the industry, we could see an oversupply of products and services and downward pressure on pricing for seismic products and services that would also adversely affect us.

Sarbanes-Oxley Act of 2002.

In response to several high profile cases of accounting irregularities, the Sarbanes-Oxley Act of 2002, or “the Act,” was enacted into law on July 30, 2002. We are required to begin to comply with the annual requirements of Section 404 of the Act with respect to our internal controls over financial reporting effective for our fiscal year that ends September 30, 2006. The Act, and rules promulgated thereunder, as well as new NASDAQ listing standards addressing corporate governance issues, endeavor to provide greater accountability and promote investor confidence by imposing specific corporate governance requirements, by requiring more stringent controls and certifications by corporate management and by ultimately imposing new auditor attestations. The Act and new NASDAQ rules affect how audit committees, corporate management and auditors of publicly traded companies carry out their respective responsibilities and interact with each other and mandate composition of audit committees by independent directors. The Act has resulted in higher expenses for publicly traded companies, including us, as a result of higher audit and review fees, higher legal fees, higher director fees and higher internal costs to document, test and potentially remediate internal control deficiencies. The Act, together with the financial scandals and difficult economic environment of recent years, has also led to substantially increased premiums for director and officer liability insurance. These increased expenses affect smaller public companies, like us, disproportionately from their effects on companies with larger revenue and operating income bases with which to absorb such increased costs.

With respect to the internal controls requirement flowing from the Act, we will devote substantial efforts and incur significant expenses in fiscal years 2005 and 2006 in documenting, testing and potentially remediating deficiencies in our internal controls system. We have added internal resources and hired outside experts to help us with respect to these matters. Notwithstanding our substantial efforts, the requirements of the Act as to internal controls are new and significant and, to some extent, quite burdensome, and there exists a risk that we will not be able to meet all the requirements of the Act in such regard by the end of fiscal year 2006, when we are required to report on our internal controls and provide our auditor’s opinion thereon.

After this offering, we will continue to have a relatively small public float, and our stock price may be volatile.

Before the sale of shares offered under this prospectus supplement and the accompanying prospectus, we had approximately 2.5 million shares outstanding held by non-affiliates. Assuming the sale by the selling stockholder of all of its shares of our common stock offered under this prospectus supplement and the accompanying prospectus, we would still only have approximately 3.9 million shares held by non-affiliates. Our small float has resulted in, and we expect that it will continue to result in, a relatively illiquid market for our common stock. Our daily trading volume for the nine months ended June 30, 2005 has averaged approximately 6,600 shares. While we believe that our average daily trading volume may increase following the sale by the selling stockholder of its shares of our common stock offered under this prospectus supplement and the accompanying prospectus, we do not expect that any such increase will significantly increase the liquidity of the market for our shares. Our small float and daily trading volumes have in the past caused, and may in the future result in, significant volatility in our stock price.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “budget,” “forecast,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. However, there may be events in the future that we are not able to predict or control. The factors listed above in the section captioned “Risk Factors” and in the documents incorporated by reference, as well as cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus supplement could have a material adverse effect on our business, results of operations and financial position, and actual events and results of operations may vary materially from our current expectations.

USE OF PROCEEDS

All of the shares of our common stock being offered pursuant to this prospectus supplement and the accompanying prospectus are being offered by OYO Corporation U.S.A. We will not receive any proceeds from the sale of those shares.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The NASDAQ National Market under the symbol “OYOG.” The following table shows the high and low per share sales prices for our common stock as reported on The NASDAQ National Market for the periods indicated.

	Price Range of Common Stock
	Low	High
Year Ended September 30, 2005
Fourth Quarter (through August 8, 2005)	$18.90	$20.75
Third Quarter	16.50	20.99
Second Quarter	17.19	20.99
First Quarter	15.14	18.73

Year Ended September 30, 2004
Fourth Quarter	$14.67	$18.99
Third Quarter	16.66	19.15
Second Quarter	16.06	17.88
First Quarter	11.72	16.09

Year Ended September 30, 2003
Fourth Quarter	$10.06	$13.75
Third Quarter	9.50	14.00
Second Quarter	6.72	9.50
First Quarter	7.60	12.95

On August 8, 2005, the last sales price of our common stock as reported on The NASDAQ National Market was $19.01 per share. At the close of business on June 30, 2005, there were approximately 50 holders of record of our common stock.

DIVIDEND POLICY

Since our initial public offering in 1997, we have not declared or paid any dividends on our common stock. We presently intend to retain our earnings for use in our business, with any future decision to pay cash dividends dependent upon our growth, profitability, financial condition and other factors our board of directors may deem relevant. Our existing credit agreement also has covenants which materially limit our ability to pay dividends.

SELECTED FINANCIAL DATA

The historical financial data presented in the tables below for the fiscal years ended September 30, 2002, 2003 and 2004 and as of September 30, 2002, 2003 and 2004 are derived from our consolidated audited financial statements. The historical financial data presented in the tables below for the nine months ended June 30, 2004 and 2005 and as of June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements. The results for the nine months ended June 30, 2004 and 2005 are not necessarily indicative of the results to be achieved for the relevant fiscal years. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus supplement.

	Year Ended September 30,			Nine Months Ended June 30,
	2002(1)	2003(2)	2004(3)	2004(3)	2005
				(unaudited)
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Net sales	$65,049	$50,854	$63,538	$47,623	$59,702
Cost of sales	46,484	38,337	40,787	29,338	40,960

Gross profit	18,565	12,517	22,751	18,285	18,742
Operating expenses:
Selling, general and administrative	11,538	11,273	12,086	8,985	10,678
Research and development	5,347	5,226	4,794	3,651	3,772
Impairment of assets	1,246	—	—	—	—

Total operating expenses	18,131	16,499	16,880	12,636	14,450

Income (loss) from operations	434	(3,982)	5,871	5,649	4,292
Other income (expense), net	(770)	69	61	(43)	(14)

Income (loss) before income taxes, minority interest and extraordinary gain	(336)	(3,913)	5,932	5,606	4,278
Income tax expense (benefit)	(857)	(1,399)	(47)	140	1,174

Income (loss) before minority interest, and extraordinary gain	521	(2,514)	5,979	5,466	3,104
Minority interest	(88)	(19)	(26)	(23)	(32)

Income (loss) before extraordinary gain	433	(2,533)	5,953	5,443	3,072
Extraordinary gain, net of tax of $85	686	—	—	—	—

Net income (loss)	$1,119	$(2,533)	$5,953	$5,443	$3,072

Basic earnings (loss) per share:
Income (loss) before extraordinary gain	$0.08	$(0.46)	$1.07	$0.98	$0.55
Extraordinary gain	0.12	—	—	—	—

Net income (loss)	$0.20	$(0.46)	$1.07	$0.98	$0.55

Diluted earnings (loss) per share:
Income (loss) before extraordinary gain	$0.08	$(0.46)	$1.05	$0.96	$0.54
Extraordinary gain	0.12	—	—	—	—

Net income (loss)	$0.20	$(0.46)	$1.05	$0.96	$0.54

Weighted average shares outstanding — Basic	5,535,979	5,550,216	5,573,611	5,568,892	5,600,368
Weighted average shares outstanding — Diluted	5,547,774	5,550,216	5,684,853	5,677,279	5,733,479

Other Selected Financial Data:
EBITDA(4)	$5,338	$470	$11,019	$9,331	$7,484
Capital expenditures	4,729	6,045	2,506	2,180	5,611

	As of September 30,			As of June 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands)
Selected Balance Sheet Data:
Working capital	$28,130	$24,937	$32,789	$33,135	$41,208
Total assets	68,126	71,435	77,794	73,824	84,592
Short-term debt	714	5,889	1,029	620	344
Long-term debt	3,544	6,232	5,805	5,912	11,418
Stockholders’ equity	54,129	52,471	59,200	58,392	62,826

(1)	Includes $15.8 million recognized as revenues for a reservoir characterization and monitoring system delivered to BP for installation in the Valhall field in the North Sea. We were entitled to a $3.0 million performance bonus payment if the Valhall field system performed to its design specifications through December 31, 2003.

(2)	Includes $2.5 million recognized as revenues for additional components to expand the Valhall field system. We were entitled to an additional $0.6 million performance bonus payment if the Valhall field system performed to its design specifications through December 31, 2003.

(3)	Includes a $3.6 million performance bonus due to the successful performance of the Valhall field system through December 31, 2003, of which $3.1 million was recognized as revenue in the quarter ended December 31, 2003 and $0.5 million was recognized as revenue in the quarter ended June 30, 2004. There were no additional production costs associated with the recognition of this revenue.

(4)	See Non-GAAP Financial Measure in this prospectus supplement for determination of these amounts.

Non-GAAP Financial Measure

We define EBITDA as net income plus net interest expense, income taxes and depreciation and amortization. We are using EBITDA in this prospectus supplement as a supplemental financial measure to assess:

•	the financial performance of our assets without regard to financing methods, capital structure, taxes or historical cost basis;

•	our liquidity and operating performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	the ability of our assets to generate cash sufficient for us to pay potential interest costs.

We are providing this data to prospective investors in connection with this offering to assist them in assessing our performance. However, we are not undertaking to provide this data on an on-going basis.

The term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similar titled measures utilized by other companies because such other companies may not calculate EBITDA in the same manner as we do. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation and amortization.

The following table reconciles our net income (loss) to our EBITDA:

	Year Ended September 30,			Nine Months Ended June 30,
	2002(1)	2003(2)	2004(3)	2004(3)	2005
	(in thousands)
Net income (loss)	$1,119	$(2,533)	$5,953	$5,443	$3,072
Interest expense, net	489	135	151	157	98
Income tax expense (benefit)	(857)	(1,399)	(47)	140	1,174
Depreciation	3,938	3,565	4,223	3,024	2,617
Amortization	649	702	739	567	523

EBITDA	$5,338	$470	$11,019	$9,331	$7,484

The following table reconciles our EBITDA to our net cash provided by operating activities:

	Year Ended September 30,			Nine Months Ended June 30,
	2002(1)	2003(2)	2004(3)	2004(3)	2005
	(in thousands)
EBITDA	$5,338	$470	$11,019	$9,331	$7,484
Deferred income tax benefit	(1,381)	(1,036)	(1,013)	(858)	48
Impairment of assets	1,246	—	—	—	—
Extraordinary gain, net of tax	(686)	—	—	—	—
Other non-cash adjustments to income	563	272	19	(127)	520
Changes in working capital items and other	1,098	(3,572)	(1,543)	(74)	(10,770)
Interest expense, net	(489)	(135)	(151)	(157)	(98)
Income tax expense (benefit)	857	1,399	47	(140)	(1,174)

Net cash provided by (used in) operating activities	$6,546	$(2,602)	$8,378	$7,975	$(3,990)

(1)	Includes $15.8 million recognized as revenues for a reservoir characterization and monitoring system delivered to BP for installation in the Valhall field in the North Sea. We were entitled to a $3.0 million performance bonus payment if the Valhall field system performed to its design specifications through December 31, 2003.

(2)	Includes $2.5 million recognized as revenues for additional components to expand the Valhall field system. We were entitled to an additional $0.6 million performance bonus payment if the Valhall field system performed to its design specifications through December 31, 2003.

(3)	Includes a $3.6 million performance bonus due to the successful performance of the Valhall field system through December 31, 2003, of which $3.1 million was recognized as revenue in the quarter ended December 31, 2003 and $0.5 million was recognized as revenue in the quarter ended June 30, 2004. There were no additional production costs associated with the recognition of this revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the major elements of our consolidated financial statements. You should read this discussion and analysis together with our consolidated financial statements, including the accompanying notes, and with “Selected Financial Data” included elsewhere in this prospectus supplement. The discussion of our financial condition and results of operations includes various forward-looking statements about our markets, the demand for our products and services and our future plans and results. The cautionary statements contained in this prospectus supplement apply to all related forward-looking statements in this prospectus supplement and in the accompanying prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed under “Risk Factors,” as well as those discussed elsewhere. For further information, see “Risk Factors” and “Forward Looking Statements.”

Background

We design and manufacture instruments and equipment used in the acquisition and processing of seismic data as well as in the characterization and monitoring of producing oil and gas reservoirs. We have been in the seismic instrument and equipment business since 1980 and market our products primarily to the oil and gas industry. We also design, manufacture and distribute thermal imaging equipment and dry thermal film products to a variety of markets, including the screen print, point of sale, signage and textile markets. We have been manufacturing thermal imaging products in what is called our Thermal Solutions segment (formerly called our Commercial Graphics segment) since 1995. We report and evaluate financial information for each of these two segments: Seismic and Thermal Solutions. Certain summary financial data for our business segments which was previously presented in prior periods has now been reclassified to conform to the current year presentation. For a more detailed discussion of our business segments and products, see the information under the heading “Business” in this prospectus supplement.

Consolidated Results of Operations

Overview

Three and Nine Months Ended June 30, 2005 Compared to Three and Nine Months Ended June 30, 2004

Net Sales. Consolidated sales for the three and nine months ended June 30, 2005 increased by $9.2 million, or 65.8%, and $12.1 million, or 25.4%, respectively, from the corresponding periods of the prior fiscal year. The increase in sales reflected strong demand from customers for our seismic business segment as exploration activities increased due to higher oil and gas commodity prices. Sales for the nine months ended June 30, 2004 included a performance bonus award of $3.6 million, of which $0.5 million was recorded during the three months ended June 30, 2004. The bonus payment resulted from the successful installation and performance of a permanent seismic reservoir characterization system delivered to BP in fiscal years 2002 and 2003 described under the heading “ — Fiscal Year 2004 Compared to Fiscal Year 2003” below.

Gross Profits. Consolidated gross profits for the three and nine months ended June 30, 2005 increased by $2.0 million, or 44.5%, and $0.5 million, or 2.5%, respectively, from the corresponding periods of the prior fiscal year. The increase in gross profits for the three months ended June 30, 2005 resulted primarily from significantly increased sales of our seismic exploration products for the reasons discussed above. Consolidated gross profit margins, as a percentage of sales, for the three and nine months ended June 30, 2005 declined from the corresponding periods of the prior fiscal year. The decline in gross profit margins resulted principally from the $3.6 million performance bonus received in fiscal 2004, of which $0.5 million was recorded during the three months ended June 30, 2004. This performance bonus is described under the heading “ — Fiscal Year 2004 Compared to Fiscal Year 2003” below. In addition, since our consolidation into the new single Pinemont facility, we have experienced some inefficiencies in our manufacturing operations attributable to rapid growth, the need to upgrade some of our manufacturing systems and personnel stress. These are, we believe, typical issues for management in a manufacturing concern, and we believe that more recent periods indicate that we are overcoming these inefficiencies.

Operating Expenses. Consolidated operating expenses for the three and nine months ended June 30, 2005 increased $1.1 million, or 28.5%, and $1.8 million, or 14.3%, respectively, from the corresponding periods of the prior fiscal year. The increase in operating expenses primarily resulted from (i) increased bad debt expenses, (ii) Sarbanes-Oxley readiness costs, (iii) consulting expenses related to upgrading and improving our enterprise software system, and (iv) costs to relocate employees from Japan to Houston in connection with our acquisition of assets from Graphtec described under the heading “ — Recent Acquisitions.”

Tax Rate. Our U.S. statutory tax rate for the three and nine months ended June 30, 2005 was 34.0%; however, our effective tax rates for the three and nine months ended June 30, 2005 were 29.3% and 27.4%, respectively. These effective tax rates reflect anticipated U.S. tax benefits related to extraterritorial income deductions applicable to foreign export sales and lower tax rates in certain foreign jurisdictions. The effective tax rate for the three and nine months ended June 30, 2004 was a benefit of 57.0% and an expense of 2.5%, respectively. During the three months ended June 30, 2004, we recorded tax benefits of $0.5 million reflecting a change in our estimate for previously unrecognized tax deductions and tax credits related to our fiscal year 2003 U.S. tax return. During the nine months ended June 30, 2004, in addition to the tax deductions and credits previously referred to, we realized taxable income that allowed us to utilize certain of our deferred tax assets and we therefore reversed a deferred tax valuation allowance of $0.8 million during the first quarter ended December 31, 2004.

Fiscal Year 2004 Compared to Fiscal Year 2003

Net Sales. Consolidated net sales for the year ended September 30, 2004 increased $12.7 million, or 24.9%, from fiscal year 2003. The increase in net sales resulted from our deepwater reservoir characterization and borehole reservoir products showing strong increases in sales, both from pre-existing sales contracts and from new customers, as a result of the continued growth and acceptance of these new products. In addition, the increased worldwide demand for our traditional seismic exploration products increased as a result of higher oil and gas commodity prices.

Gross Profits. Consolidated gross profits for the year ended September 30, 2004 increased by $10.2 million, or 81.8%, from fiscal year 2003. The higher gross profits in fiscal year 2004 are the result of increased seismic product sales, primarily from our deepwater reservoir characterization and borehole reservoir imaging products. Our fiscal year 2004 gross profits include a $3.6 million performance bonus payment we received for the continued successful performance of a deepwater reservoir characterization system sold to a customer in fiscal year 2002. This system was sold to BP for installation in one of its fields in the North Sea. The initial price for this contract was approximately $18.8 million, including a $3.0 million performance bonus. We manufactured the system in accordance with BP’s specifications, and delivered this system to BP in fiscal year 2002. As a result of delivery and the transfer of the system’s title and risk of loss to BP, we recognized revenue of approximately $15.8 million, and the related cost of goods sold and estimated warranty cost, in fiscal year 2002. Under the contract for the sale of this system, we were entitled to a $3.0 million performance bonus payment if the system performed to specifications from the time of its installation through December 31, 2003. In fiscal year 2003, BP ordered additional components to expand the system, valued at $3.1 million, including a $0.6 million additional performance bonus. Upon BP’s acceptance of title and risk of loss to the additional components, we recognized $2.5 million of revenues from the sale of these additional components in fiscal year 2003. Once the system was installed on the ocean-bottom, the system performed successfully through December 31, 2003, and BP paid us the aggregate performance bonus of $3.6 million (which included the $3.0 million performance bonus included in the initial sales contract and the additional $0.6 million performance bonus included in connection with the order of the additional components), which we recognized as revenue in fiscal year 2004.

Operating Expenses. Consolidated operating expenses for the year ended September 30, 2004 increased $0.4 million, or 2.3%, from fiscal year 2003. Such increase was the result of higher incentive compensation expenses in the amount of $0.5 million and facility relocation expenses of $0.5 million. These cost increases were partially offset by a decrease in operating expenses associated with our facilities consolidation and reorganization.

Tax Rate. The U.S. statutory tax rate applicable to us for fiscal year 2004 was 34.0%. The effective tax rate for the year ended September 30, 2004 was (0.8)% compared to an effective tax rate of 35.8% in fiscal year 2003. We realized several significant tax benefits in fiscal year 2004, including (i) tax credits and a special tax deduction allowed to U.S. export manufacturers totaling $0.9 million, (ii) the reversal of an $0.8 million deferred tax valuation allowance due to the realization of deferred tax assets, and (iii) a $0.4 million benefit resulting from the taxing rates in certain foreign taxing jurisdictions being lower than the U.S. statutory tax rate. Recently announced changes in U.S. tax legislation are expected to result in the phasing out of the special deduction allowed to U.S. export manufacturers. Consequently, we expect our effective tax rate to increase in fiscal year 2005.

Fiscal Year 2003 Compared to Fiscal Year 2002

Net Sales. Consolidated net sales for the year ended September 30, 2003 decreased $14.2 million, or 21.8%, from fiscal year 2002. The decrease in net sales resulted primarily from a $15.8 million sale of the reservoir characterization and monitoring system in fiscal year 2002 described above under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003,” compared to $2.5 million of similar sales in fiscal year 2003. In addition, sales of our marine-based seismic products also declined significantly during fiscal year 2003, which was partially offset by increased sales of our new offshore cable products and certain land-based seismic products.

Gross Profits. Consolidated gross profits for the year ended September 30, 2003 decreased by $6.0 million, or 32.6%, from fiscal year 2002. The lower gross profits in fiscal year 2003 were primarily the result of the sale of the reservoir characterization and monitoring system in fiscal year 2002 described above under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003,” which yielded a higher than average gross profit margin. In addition, we recorded charges of $0.7 million in fiscal year 2003 to write-off defective dry thermal film inventories and obsolete borehole seismic assets.

Operating Expenses. Consolidated operating expenses for the year ended September 30, 2003 decreased $1.6 million, or 9.0%, from fiscal year 2002. Fiscal year 2002 consolidated operating expenses included a $1.2 million asset impairment charge relating to the bankruptcy of our former primary film supplier. Excluding the asset impairment charge, our operating expenses for fiscal year 2003 decreased $0.4 million, or 2.5%, from fiscal year 2002, primarily due to the lower level of sales and actions taken to reduce operating costs in response to then existing market conditions.

Tax Rate. Our U.S. statutory tax rate for fiscal year 2003 was 34.0%. Our effective tax rate for the year ended September 30, 2003 was 35.8% compared to an effective tax rate of a benefit of 255.1% in fiscal year

2002. The fiscal year 2002 benefit primarily resulted from the resolution of contingent tax matters and extraterritorial income deductions. During the fiscal year 2003, we filed amended tax returns for certain prior year periods and also completed our fiscal 2002 federal tax filing. Upon completion of such filings, we identified $0.8 million of additional tax benefits that in fiscal year 2003 were available for possible use in future periods. These additional benefits were related to foreign tax credits. Based upon the then current seismic industry environment and our projections of future taxable income, we reviewed our deferred tax assets and recorded a valuation allowance of approximately $0.8 million against the foreign tax credits. Including the valuation allowance, we had net deferred tax assets of $3.1 million at September 30, 2003.

Segment Results of Operations

Seismic Products

Our seismic product lines currently consist of high definition reservoir characterization products and services, geophones and hydrophones, including multi-component geophones and hydrophones, seismic leader wire, geophone string connectors, seismic telemetry cables, marine seismic cable retrieval and steering devices and specialized data acquisition systems targeted at niche markets.

While orders for our products can vary substantially from quarter to quarter, reservoir characterization projects, especially large-scale deepwater projects, require the use of more equipment over a longer period of time than is required by conventional surface seismic systems. The sales contracts for these reservoir characterization products often require that these products meet rigid physical specifications and requirements encountered in environments where these customers operate. These contracts provide that where the reservoir characterization products meet a specified performance test, we are entitled to receive an additional performance bonus. Some of these reservoir characterization systems can have sales prices in excess of $20 million and can take six months or more to manufacture. Revenue recognition in accordance with generally accepted accounting principles for these large-scale projects has the potential to result in substantial fluctuations in our quarterly performance because a significant portion of the sales price of these systems is typically recognized as revenue in one quarter (when the system is delivered to the customer) under the criteria for the recognition of revenue specified below under the heading “ — Critical Accounting Policies.” These variations may impact our operating results and cash flow, manufacturing capability and expense levels in any given quarter.

Three and Nine Months Ended June 30, 2005 Compared to Three and Nine Months Ended June 30, 2004

Net Sales. Sales of our seismic products for the three and nine months ended June 30, 2005 increased $9.3 million, or 89.3%, and $11.8 million, or 31.0%, respectively, from the corresponding periods of the prior fiscal year. These significant increases in sales primarily resulted from increased sales to our seismic exploration customers, including customers in Canada and Russia. Sales for the three and nine months ended June 30, 2004 included a performance bonus of $0.5 million and $3.6 million, respectively. The bonus payment resulted from the successful installation and performance of a permanent seismic reservoir characterization system delivered to BP in fiscal years 2002 and 2003 described under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003.”

Operating Income. Operating income for the three months ended June 30, 2005 increased $1.8 million, or 119.2%, from the corresponding period of the prior fiscal year. Operating income increased due to higher sales and the leveraging of fixed manufacturing and operating expenses over increased sales volume. Operating income for the nine months ended June 30, 2005 increased $0.6 million, or 6.8%, from the corresponding period of the prior fiscal year. Despite the significant increase in sales, operating income for the nine months ended June 30, 2005 increased only marginally from the prior fiscal year due to the receipt of the $3.6 million bonus payment in the prior year period (discussed under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003”).

Fiscal Year 2004 Compared to Fiscal Year 2003

Net Sales. Sales of our seismic products for fiscal year 2004 increased $13.0 million, or 34.6%, from fiscal year 2003. The increase in sales principally resulted from a $7.8 million increase in sales of our deepwater reservoir characterization and borehole reservoir imaging systems, including a $3.6 million performance bonus payment resulting from the continued successful performance of a deepwater reservoir characterization system sold in fiscal year 2002, discussed above under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003.” Our traditional seismic product sales increased by $3.7 million primarily as a result of increased sales by our Canadian and Russian subsidiaries. Other products having industrial applications generated increased revenues of $1.5 million during fiscal year 2004.

Operating Income (Loss). Operating income for fiscal year 2004 increased $10.1 million from fiscal year 2003. The increase is primarily attributable to the increase in sales and gross profits of our deepwater reservoir characterization systems, including the $3.6 million performance bonus payment discussed under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003.”

Fiscal Year 2003 Compared to Fiscal Year 2002

Net Sales. Sales of our seismic products for fiscal year 2003 decreased $14.2 million, or 27.4%, from fiscal year 2002. The decrease in sales principally resulted from a $15.8 million sale of a large deepwater reservoir characterization and monitoring system in fiscal year 2002, discussed above under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003,” compared to only $2.5 million of similar sales in fiscal year 2003. In addition, sales of our marine-based seismic products also declined significantly during fiscal year 2003, partially offset by increased sales of our new offshore cable products and certain land-based seismic products.

Operating Income (Loss). Operating income (loss) for fiscal year 2003 decreased $5.6 million, or 87.8%, from fiscal year 2002. The decrease was primarily attributable to the gross profit associated with the $15.8 million sale of the deepwater reservoir characterization and monitoring system in fiscal year 2002 discussed above under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003.” In addition, the decline in sales and gross profits from our higher profit margin marine-based seismic products unfavorably impacted our operating income (loss) in fiscal year 2003.

Thermal Solutions Products

Our thermal solutions products include thermal printers, thermal printheads and dry thermal film. We market these products to a variety of markets, including the screen print, point of sale, signage and textile markets. We also sell these products to our seismic customers.

Three and Nine Months Ended June 30, 2005 Compared to Three and Nine Months Ended June 30, 2004

Net Sales. Sales of our thermal solutions products for the three months ended June 30, 2005 decreased $0.2 million, or 4.3%, from the corresponding period of the prior fiscal year. While sales did not change significantly in any particular product line from the prior fiscal year, sales of thermal solutions products decreased marginally from the corresponding period of the prior fiscal year. During the three months ended

June 30, 2005, we experienced shortages of certain component parts which delayed the shipment of certain customer orders. Such shortages are considered temporary and were isolated only to certain suppliers. Sales of our thermal solutions products for the nine months ended June 30, 2005 increased $0.3 million, or 3.3%, from the corresponding period of the prior fiscal year. This increase in sales was primarily due to the purchase of the thermal printhead production assets from Graphtec and our consequent sale of printheads during a portion of that nine-month period.

Operating Income. Our operating income from our thermal solutions products for the three and nine months ended June 30, 2005 decreased $0.5 million, or 74.8%, and $1.0 million, or 85.6%, respectively, from the corresponding periods of the prior fiscal year. Such decreases were generally the result of (i) foreign administrative office expenses, idle production costs and start-up expenses, all associated with the transition from Japan to Houston of the thermal printhead production assets purchased from Graphtec, (ii) increased product warranty expenses due to certain failures of high-resolution thermal printheads, discussed in further detail under the caption “Business — Overview — Thermal Solutions Products”, (iii) increased bad debt expenses due to a significant bad debt recovery in the prior year and (iv) the impact of lower sales volume as described above.

Fiscal Year 2004 Compared to Fiscal Year 2003

Net Sales. Sales of our thermal solutions products for fiscal year 2004 decreased $0.3 million, or 2.6%, from fiscal year 2003. The decrease in sales primarily resulted from a decline in equipment sales, partially offset by increased sales of dry thermal film.

Operating Income. Our operating income for fiscal year 2004 decreased $12,000, or 1.1%, from fiscal year 2003. This reduction in operating income primarily resulted from a decline in sales, partially offset by a decline in operating costs due to our facilities consolidation and reorganization discussed below under “ — Facilities Consolidation.”

Fiscal Year 2003 Compared to Fiscal Year 2002

Net Sales. Sales of our thermal solutions products for fiscal year 2003 decreased $0.2 million, or 1.2%, from fiscal year 2002. The decrease in sales primarily resulted from a decline in sales of equipment and accessories, partially offset by increased sales of dry thermal film.

Operating Income. Our operating income for fiscal year 2003 increased $0.7 million, or 136.9%, from fiscal year 2002. Fiscal year 2002 included a $1.2 million asset impairment charge relating to the bankruptcy of our former primary film supplier. Excluding the $1.2 million asset impairment charge in fiscal 2002, our operating income in fiscal 2003 decreased $0.6 million. This decrease in operating income primarily resulted from increased manufacturing and operating costs associated with the self-manufacture of dry thermal film, including the write-off of $0.6 million of defective dry thermal film inventories, and increased research and development expenses associated with a newly introduced 1,200 dpi thermal imaging device.

Recent Acquisitions

Graphtec’s Thermal Printhead Production Assets

On September 30, 2004, we acquired the thermal printhead production assets of Graphtec for approximately $1.8 million, which was paid in cash on October 1, 2004. Prior to that date, Graphtec was the only supplier of wide format thermal printheads that we use to manufacture our wide format thermal imaging equipment. We concluded the manufacturing of printheads in Fujisawa, Japan in December 2004 using the assets that we acquired from Graphtec and relocated those assets, along with certain key employees of the division, to our Pinemont facility. In April 2005, we began the production of printheads at our Pinemont facility. As a result, we believe we are now the only manufacturer of wide-format thermal printheads.

OYO-GEO Impulse International, LLC

Effective November 8, 2001, we increased our equity ownership from 44% to 85% in OYO-GEO Impulse, a Russian joint venture we formed in 1990 with Geophyspribor, Bank Vostock and Chori Co. Ltd., or “Chori.” Since this transaction, the financial results of OYO-GEO Impulse have been consolidated with those of OYO Geospace. At that time, Geophyspribor and Chori continued as minority shareholders of OYO-GEO Impulse.

In exchange for the additional equity ownership, we forgave a debt of $1.2 million owed to us by OYO-GEO Impulse. This debt and a related equity investment had been written-off in 1994 due to prior concerns regarding realization of those assets and, therefore, such debt and investment had no carrying value in our financial statements. In connection with this acquisition in fiscal year 2002, we recorded an extraordinary gain of $686,000, net of income taxes of $85,000. This extraordinary gain represents the negative goodwill that resulted from the acquisition of the additional equity interest of OYO-GEO Impulse.

On September 12, 2003, we purchased an additional 12% ownership interest in OYO-GEO Impulse from Geophyspribor for $164,000, thereby increasing our ownership interest to 97%. Chori continues as a 3% minority shareholder of OYO-GEO Impulse.

Based in Ufa, Bashkortostan, Russia, OYO-GEO Impulse has been in operation since 1990 manufacturing geophone sensors for the Russian seismic marketplace. At September 30, 2004, OYO-GEO Impulse operated in a 120,000 square foot facility in Ufa and employed approximately 374 people. Our seismic equipment manufacturing operation in Houston is managing the expansion of OYO-GEO Impulse’s operations to produce and sell international-standard sensors and additional seismic-related products.

Facilities Consolidation

As part of our consolidation and reorganization plan, in fiscal year 2004, we relocated our headquarters and the operations of five Houston-area facilities into a new 207,000 square foot facility located at 7007 Pinemont Drive in Houston, Texas. At that time, our plan contemplated the sale or lease of our owned vacant facilities. In December 2003, we sold a vacant facility in Houston, Texas for $0.8 million and recorded a gain of $66,000. In December 2004, we sold a vacant facility in Stafford, Texas, or our “Stafford facility,” for $1.3 million and incurred a loss of $28,000.

Our only remaining vacant facility is a 77,000 square foot vacant manufacturing building located at 7334 N. Gessner in northwest Houston (the “Gessner facility”). In February 2005, due to the receipt of several large customer orders and the constrained manufacturing capacity at our Pinemont facility, we utilized a portion of the Gessner facility for various manufacturing and assembly operations. In June 2005, we concluded these operations at the Gessner facility and have returned the associated personnel, equipment and inventory back to our Pinemont facility. We did not incur significant expenditures to retrofit or vacate this facility to accommodate these operations.

We are continuing to market the Gessner facility for lease or sale. In the interim, we intend to continue to utilize this facility or sections of this facility for overflow manufacturing and assembly operations which cannot be accommodated at our Pinemont facility due to certain capacity constraints and the potential for additional large customer orders.

Liquidity and Capital Resources

Nine Months Ended June 30, 2005

At June 30, 2005, we had $0.2 million in cash and cash equivalents. For the nine months ended June 30, 2005, we used approximately $4.0 million of cash in operating activities. This cash was used in operating activities primarily in connection with (i) an increase in accounts and notes receivable in the amount of $5.2 million due to increased sales and the use of short-term and long-term promissory notes provided to customers requesting extended financial terms, (ii) an increase in inventories of $4.4 million due to increased orders from our seismic exploration customers, and (iii) a decrease in accrued expenses of $0.8 million as a result of the payment of fiscal 2004 employee bonuses. These uses of cash were partially offset by cash generated as net income in the amount of $3.1 million, which included non-cash charges of $3.1 million for depreciation and amortization. In addition, we increased our accounts payable by $0.8 million due primarily to increased inventory purchases.

For the nine months ended June 30, 2005, we used approximately $4.2 million of cash in investing activities. We received $1.3 million of cash proceeds from the sale of our Stafford facility, described above under the heading “ — Segment Results of Operations — Facilities Consolidation.” We used $5.6 million of cash for capital expenditures, including approximately $1.4 million paid to Graphtec on October 1, 2004 for its printhead production assets and $1.0 million for the construction of a cleanroom at our Pinemont facility for future thermal printhead production. We estimate that our total capital expenditures in fiscal year 2005 will be approximately $6.0 million, which we expect to fund through operating cash flows and borrowings under our credit agreement discussed under the heading “ — Credit Facility.”

For the nine months ended June 30, 2005, we generated approximately $5.3 million of cash in financing activities primarily from borrowings under our credit agreement. This amount includes a $0.7 million repayment of a mortgage upon the sale of our Stafford facility.

Fiscal Year Ended September 30, 2004

At September 30, 2004, we had $3.1 million in cash and cash equivalents. For the fiscal year ended September 30, 2004, we generated approximately $8.4 million of cash from operating activities. The cash generated by operating activities was derived from a combination of our net income of $6.0 million and $5.0 million of non-cash depreciation and amortization charges. This cash flow was offset by a $1.0 million non-cash deferred tax benefit. Other operating cash flows included increases in accrued expenses in the amount of $1.9 million primarily reflecting fiscal year 2004 accrued incentive compensation expenses. Income taxes payable increased by $0.6 million, reflecting current taxes owed on the profits of our foreign subsidiaries. Such sources of cash were offset by a $2.7 million increase in accounts and notes receivable resulting from increased sales, and a $2.5 million increase in inventories also as a result of increased sales.

For the year ended September 30, 2004, we used approximately $1.3 million of cash in investing activities. We received $1.2 million of cash proceeds from the sale of a surplus building and a vacant parcel of land. We used $2.5 million of cash for capital expenditures of which approximately $1.4 million represented improvements to our Pinemont facility.

For the year ended September 30, 2004, we used approximately $4.9 million of cash from financing activities, primarily for the repayment of borrowings under our prior credit facility.

At September 30, 2003, we had $0.7 million in cash and cash equivalents. For the fiscal year ended September 30, 2003, we used approximately $2.6 million of cash in operating activities principally resulting from our net loss of $2.5 million, which included a $1.0 million deferred tax benefit. In addition, we increased our inventories by $1.1 million principally for completed orders awaiting shipment and to build ample stocks of dry thermal film. We increased our prepaid expenses by $1.5 million, primarily reflecting an outstanding insurance claim for goods damaged in transit to a customer. We decreased our accounts payable by $1.2 million as a result of a decline in purchases of raw material inventories. Finally, we reduced our income taxes payable by $1.1 million primarily related to the payment of foreign income taxes. Such uses of cash were offset by a $4.3 million charge for depreciation and amortization, a $2.4 million decrease in accounts and notes receivable due to a decline in sales, and a $1.0 million decrease in accrued expenses and other items.

For the year ended September 30, 2003, we used approximately $6.2 million of cash in investing activities, principally consisting of $6.0 million of capital expenditures and a $0.2 million investment in OYO-GEO Impulse discussed under the heading “ — Segment Results of Operations — Recent Acquisitions.” Included in the capital expenditures is a $3.8 million investment in our Pinemont facility in September 2003.

For the year ended September 30, 2003, cash from financing activities increased approximately $7.9 million, consisting of $4.9 million of borrowings under our prior credit facility (discussed below) and $3.0 million of borrowings to purchase the Pinemont facility.

At September 30, 2002, we had $1.5 million in cash and cash equivalents. For the fiscal year ended September 30, 2002, we generated approximately $6.5 million of cash in operating activities principally resulting from our net income of $1.1 million and adjustments of $6.0 million of net non-cash charges for depreciation, amortization and impairment charges. In addition, our inventories decreased $7.6 million principally as a result of the sale of the reservoir characterization and monitoring system discussed under the heading “ — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003.” Such cash flows were offset by a $6.7 million increase in other working capital accounts, including an increase in accounts receivable and decreases in accounts payable, accrued expenses and deferred revenue. Approximately $3.8 million of our accounts receivable at September 30, 2002 resulted from the sale of the reservoir characterization and monitoring system referred to above. Such receivable was collected in monthly installments through June 2003. Accounts payable decreased $1.0 million primarily due to decreased purchases of raw materials, resulting from lower activity in our land-based seismic equipment business. The decrease in deferred revenues primarily resulted from the recognition of $4.9 million of deferred revenues in connection with the sale of the reservoir characterization and monitoring system referred to above.

For the fiscal year ended September 30, 2002, we used $5.5 million of cash and cash equivalents in investing activities, consisting of $4.7 million of capital expenditures, and a $2.3 million purchase of intellectual property from our former primary film supplier, offset by proceeds of $0.6 million from the sale of fixed assets and $0.9 million of cash we consolidated into our balance sheet in connection with the acquisition of an additional equity interest in OYO-GEO Impulse.

We used $0.5 million of cash for financing activities for the fiscal year ended September 30, 2002, reflecting net borrowings of $0.3 million under our prior credit facility, and $0.2 million for the repayment of long-term debt.

Credit Facility

On November 22, 2004, several of our subsidiaries entered into a credit agreement with a bank. Under the credit agreement, our borrower subsidiaries can borrow up to $15.0 million principally secured by their accounts and notes receivable and inventories. Our credit agreement expires on November 21, 2007. Borrowings under the credit agreement are subject to borrowing base restrictions based on levels of eligible accounts receivable, notes receivable and inventories. Our credit agreement limits the incurrence of additional indebtedness, requires the maintenance of certain financial amounts, restricts our and our borrower subsidiaries’ ability to pay dividends and contains other covenants customary in agreements of this type. The interest rate for borrowings under our credit agreement is, at our borrower subsidiaries’ option, a discounted prime rate or a LIBOR based rate.

At June 30, 2005, there were borrowings of $6.5 million under our credit agreement, and additional available borrowings of $8.5 million. Since September 30, 2004, our borrowings have increased $5.9 million. The increased borrowings resulted from (i) a $5.2 million increase in our accounts and notes receivable resulting from increased business activity and customer requested extended financing terms, (ii) a $4.4 million increase in our inventories due to increased customer orders, (iii) a $5.6 million investment in property and equipment, including $1.4 million for printhead production equipment purchased from Graphtec and $1.0 million to construct a cleanroom to utilize such equipment to manufacture printheads at our Pinemont facility, and (iv) a $1.2 million payment for fiscal 2004 accrued employee bonuses.

We are in negotiations with our bank to increase the borrowing availability under our credit agreement to $20 million from the current $15 million of borrowing availability. We expect that we will be successful in increasing the availability under our credit agreement but have no assurances that we will be able to do so.

Future Payments Owed for Contractual Obligations and Commercial Commitments

A summary of future payments owed for contractual obligations and commercial commitments as of September 30, 2004 are shown in the table below (in thousands):

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations:
Long-term debt	$6,225	$420	$917	$1,032	$3,856
Operating leases	12	9	3	—	—

Total contractual obligations	6,237	429	920	1,032	3,856

Commercial Commitments:
Lines of Credit	609	609	—	—	—

Total Contractual Obligations and Commercial Commitments	$6,846	$1,038	$920	$1,032	$3,856

We believe that the combination of existing cash reserves, cash flows from operations and borrowing availability under our credit agreement should provide us sufficient capital resources and liquidity to fund our planned operations through fiscal year 2005. However, there can be no assurance that such sources of capital will be sufficient to support our capital requirements in the long-term, and we may be required to issue additional debt or equity securities in the future to meet our capital requirements. There can be no assurance that we would be able to issue additional equity or debt securities in the future on terms that are acceptable to us or at all.

Off-Balance Sheet Arrangements

We do not have any obligations which meet the definition of an off-balance sheet arrangement and which have or are reasonably likely to have a current or future effect on our financial statements or the items contained therein that is material to investors.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We consider many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. We continually evaluate our estimates, including those related to bad debt reserves, inventory obsolescence reserves, self-insurance reserves, product warranty reserves, intangible assets, stock-based compensation and deferred income tax assets. We base our estimates on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Goodwill represents the excess of the purchase price of purchased businesses over the estimated fair value of the acquired business’ net assets. Under the Statement of Financial Accounting Standards, or “SFAS,” 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed periodically for impairment. Intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives; however, no maximum life applies. In accordance with the provisions of SFAS 142, we no longer record goodwill amortization expense. We review the carrying value of goodwill and other long-lived assets to determine whether there has been an impairment since the date of the relevant acquisition. We have elected to make September 30 the annual impairment assessment date and will perform additional impairment tests if a change in circumstances occurs that would more likely than not reduce the fair value of long-lived assets below their carrying amount. The assessment is performed in two steps: step one is to test for potential impairment and if potential losses are identified, step two is to measure the impairment loss. We performed step one at September 30, 2004 and found that there were no impairments at that time; thus, step two was not necessary.

We primarily derive revenue from the sale, and short-term rental under operating leases, of seismic instruments and equipment and thermal solutions products. We generally recognize sales revenues when our products are shipped and title and risk of loss have passed to the customer. We recognize rental revenues as earned over the rental period. Rentals of our equipment generally range from daily rentals to rental periods of up to six months or longer. Except for certain of our reservoir characterization products, our products are generally sold without any customer acceptance provisions and our standard terms of sale do not allow customers to return products for credit. In instances where there is a significant performance test, we do not recognize the revenue attributable to the performance test until the performance test is satisfied. Collection of this revenue may occur at various stages of production or after delivery of the product, and is not refundable to the customer.

Most of our products do not require installation assistance or sophisticated instruction. We offer a standard product warranty obligating us to repair or replace equipment with manufacturing defects. We maintain a reserve for future warranty costs based on historical experience or, in the absence of historical experience, management estimates. We record a write-down of inventory when the cost basis of any item (including any estimated future costs to complete the manufacturing process) exceeds its net realizable value.

We recognize revenue when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. We operate under a purchase order/contract system for goods sold to customers, and under rental/lease agreements for equipment rentals. These documents evidence that an arrangement exists.

•	Delivery has occurred or services have been rendered. For product sales, we do not recognize revenues until delivery has occurred or performance measures are met. For rental revenue, we recognize revenue when earned.

•	The seller’s price to the buyer is fixed or determinable. Sales prices are defined in writing in a customer’s purchase order, purchase contract or equipment rental agreement.

•	Collectibility is reasonably assured. We have a customer credit policy to ensure collectibility is reasonably assured.

Occasionally our seismic customers are not able to take immediate delivery of products which were specifically manufactured to the customer’s specifications. These occasions generally occur when our customers face logistical issues such as project delays or seismic crew deployment issues. In these instances, our customers have asked us to hold the equipment for a short period of time until they can take physical delivery of the product (referred to as ‘bill and hold” arrangements). We consider the following criteria for recognizing revenue when delivery has not occurred:

•	Whether the risks of ownership have passed to the customer,

•	Whether we have obtained a fixed commitment to purchase the goods in written documentation from the customer,

•	Whether the customer requested that the transaction be on a bill and hold basis and we received that request in writing,

•	Whether there is a fixed schedule for delivery of the product,

•	Whether we have any specific performance obligations such that the earning process is not complete,

•	Whether the equipment is segregated from our other inventory and are not subject to being used to fill other orders, and

•	Whether the equipment is complete and ready for shipment.

We do not modify our normal billing and credit terms for these types of sales. As of June 30, 2005, we had recorded $1.5 million of sales under bill and hold arrangements.

Recent Accounting Pronouncements

On November 25, 2002, the Financial Accounting Standards Board, or “FASB,” issued FASB interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB interpretation No. 34. FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies (FAS 5), relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. We implemented the disclosure requirements of this standard in our fiscal year 2004 and this disclosure has been included in Note 1 to the consolidated financial statements in our report on Form 10-K incorporated by reference herein.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Statement 149 amends and clarifies financial accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires a financial instrument within its scope to be classified as a liability. It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. These effective dates are not applicable to the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests, as the FASB has delayed these provisions indefinitely. Our adoption of this statement had no initial impact on our results of operations or financial position.

In December 2003, the Securities and Exchange Commission, or “SEC,” issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which supersedes SAB 101, “Revenue Recognition in Financial Statements.” SAB 104’s primary purpose is to rescind accounting guidance contained within SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material effect on our financial position or our results of operations.

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs” (SFAS 151). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires the allocation of fixed production overhead to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory cost incurred in fiscal years beginning after June 15, 2005. As such, we are required to adopt these provisions at the beginning of fiscal year 2006. We are currently evaluating the impact of SFAS 151 on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS 123R will be effective for fiscal years beginning after December 15, 2005 and thus will be effective for us at the beginning of fiscal year 2007. Retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. We are currently evaluating the impact of SFAS 123R on our consolidated financial statements.

On December 16, 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is to be applied prospectively, and is effective for nonmonetary asset exchanges occurring in fiscal years beginning after the date of issuance of SFAS No. 153, and thus, will be effective for us at the beginning of our fiscal year 2006. We believe that the adoption of this Standard will not have a material impact on our consolidated financial statements.

In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment” (“SAB No. 107”). SAB No. 107 outlines the SEC staff’s position regarding the application of SFAS No. 123(R). SAB No. 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also highlights the importance of disclosures related to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB No. 107 on our consolidated financial statements.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which supersedes APB Opinion No. 20, “Accounting Changes” and SFAS No. 3 “Reporting

Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No. 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe that the adoption of this Standard beginning with our 2007 fiscal year will not have a material impact on our consolidated financial statements.

Management’s Current Outlook and Assumptions

Our estimates as to future results and industry trends, to the extent described in this document, are generally based on assumptions regarding the future level of seismic exploration activity, seismic reservoir monitoring projects, demand for offshore cable products and industrial sensors and demand for thermal imaging technologies, and in turn, their effect on the demand and pricing of our products and services. Our analysis of the market and its impact on us is based upon the following assumptions for the foreseeable future:

•	We believe the impact of political conditions and hostilities around the world, including those of the Middle East, which may have a significant impact on the oil and gas commodity prices, will not cause a significant decrease in demand for our seismic products for the foreseeable future.

•	While demand for our traditional seismic land and marine products in fiscal year 2005 to date has increased due to higher oil and gas commodity prices, we believe the longer-term outlook for sales of our products into the traditional seismic contracting industry may remain constrained because:

•	in many international markets, the supply of land and marine contract seismic services currently exceeds the international demand for such services;

•	past customer consolidations have resulted in a surplus in the availability of certain seismic equipment;

•	the supply of seismic data stored in libraries is sufficient for many of the oil and gas producing regions around the world;

•	pricing for many of our land-based seismic products will continue to be subject to competitive pressures due to industry wide manufacturing over-capacity and the emergence of new suppliers in China and elsewhere; and

•	competition among seismic equipment manufacturers could further intensify as large international seismic contractors expand their internal manufacturing capabilities or form alliances with competitors.

•	In the absence of any new large-scale deepwater reservoir characterization projects as to which none are now foreseen, revenues from our reservoir characterization products for the foreseeable future are expected to be below fiscal year 2004 levels.

•	Demand for our products used in the thermal solutions industry is expected to increase marginally the foreseeable future due to our acquisition of the thermal printhead production assets from Graphtec and the commencement of printhead production at our Pinemont facility.

•	As our offshore cable products and industrial sensors gain market acceptance, we expect demand for these products to marginally increase.

BUSINESS

Overview

We are a leading designer and manufacturer of instruments and equipment used by the oil and gas industry for acquiring and processing seismic data, and for characterizing and monitoring producing oil and gas reservoirs. We also design, manufacture and distribute thermal imaging equipment and dry thermal film products, collectively referred to as “thermal solutions” products. We have offices and manufacturing facilities in the United States, Russia and Canada, and additional sales and support offices in the United Kingdom and China.

Seismic Products

We have been in the seismic instruments and equipment business since 1980 and market our products primarily to the oil and gas industry. This segment of our business accounts for a majority of our sales. Geoscientists use seismic data primarily in connection with the exploration, development and production of oil and gas reserves to map potential and known hydrocarbon bearing formations and the geologic structures that surround them.

Seismic Exploration Products. Seismic data acquisition is conducted by combining a seismic energy source and a data recording system. We provide many of the components of data recording systems, including geophones, hydrophones, seismic leader wire, geophone string connectors, seismic telemetry cables and other seismic related products. We also design and manufacture specialized data acquisition systems targeted at niche markets. On land, our customers use our geophones, seismic leader wire, cables and connectors to receive, measure and transmit seismic reflections resulting from an energy source to data collection units, which store information for processing and analysis. In the marine environment, large ocean-going vessels tow long seismic cables known as “streamers” containing hydrophones which are used to detect pressure changes. Hydrophones transmit electrical impulses back to the vessel’s data collection unit, where the seismic data is stored for subsequent processing and analysis. Our marine seismic products help steer streamers while being towed and help recover streamers if they become disconnected from the vessel.

Our products are compatible with most major seismic data acquisition systems currently in use, and sales result primarily from seismic contractors purchasing our products as components of new seismic data recording systems or to repair and replace components of seismic data recording systems already in use.

We own a 97% interest in OYO-GEO Impulse International, LLC, a Russian joint venture we formed in 1990 with Geophyspribor Ufa Production Association, Bank Vostock and Chori Co., Ltd. For more information about this joint venture, see the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Segment Results of Operations — Recent Acquisitions.” Based in Ufa, Bashkortostan, Russia, OYO-GEO Impulse manufactures geophone sensors for the Russian seismic marketplace. Our seismic equipment manufacturing subsidiary in Houston is managing the expansion of OYO-GEO Impulse’s operations to produce and sell international-standard sensors and additional seismic-related products.

Seismic Reservoir Products. We have developed high-definition reservoir characterization products for borehole and ocean-bottom applications in producing oil and gas fields. Seismic surveys repeated over selected time intervals show dynamic changes within the reservoir and can be used to monitor the effects of production. Utilizing these products, producers can enhance the recovery of oil and gas deposits over the life of a reservoir.

In 2002, we completed the development of a large seismic data acquisition system for permanent installation in the deepwater Valhall field in the North Sea for BP. This system is the largest of its kind ever deployed and consists of 120 kilometers of cables connecting over 10,000 active sensors connected to a production platform located in the North Sea. For a further discussion of this system, see the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Overview — Fiscal Year 2004 Compared to Fiscal Year 2003.” In 2004, we also supplied a permanent seismic monitoring system to Shell for use in a deepwater field in the Gulf of Mexico in over 3,000 feet of water. We believe both of these systems are continuing to operate as designed. We also produce a retrievable version of the deepwater seismic reservoir monitoring system for use on fields where permanently installed systems are not appropriate.

In addition, we produce seismic borehole acquisition systems which employ a fiber optic augmented wireline capable of very high data transmission rates. These systems are used for several reservoir characterization applications, including a new application pioneered by us allowing operators and service companies to monitor and measure the results of fracturing operations. Five such systems produced by us are currently deployed by our customers in the United States, Canada and China.

Emerging Technologies. We have recently expanded our products beyond seismic applications by utilizing our existing engineering experience and manufacturing capabilities. We now design and manufacture power and communication transmission cable products for offshore applications and market these products to the offshore oil and gas and offshore construction industries. These products include a variety of specialized cables, primarily used in deepwater applications, such as ROV tethers, umbilicals and electrical control cables. These products also include specially designed and manufactured cables, including armored cables, engineered to withstand harsh offshore operating environments.

In addition, we design and manufacture industrial sensors for the vibration monitoring and earthquake detection markets. We also design and manufacture other specialty cable products, such as those used in connection with global positioning products.

Thermal Solutions Products

Our thermal solutions product technologies were originally developed for seismic data processing applications. In 1995, we modified this technology for application in other markets. Our thermal solutions products include thermal printers, thermal printheads and dry thermal film. Our thermal printers produce images ranging in size from 12 to 54 inches wide and in resolution from 400 to 1,200 dpi. We market our thermal solutions products to a variety of industries, including the screen print, point of sale, signage and textile markets. We also continue to sell these products to our seismic customers, though this market comprises a small percentage of sales of our thermal solutions products.

In April 2002, we acquired intellectual property necessary to manufacture dry thermal film from Labelon Corporation, our former primary supplier of dry thermal film, or our “former primary film supplier.” This purchase gave us exclusive ownership of all technology used by our former primary film supplier to manufacture dry thermal film. We are now using this intellectual property to produce thermal film to sell to the customers of our manufactured line of thermal printers. We also continue to distribute another brand of dry thermal film to users of our thermal printers. For a further discussion of this acquisition and other developments concerning our former primary film supplier, including the bankruptcy proceeding of our former primary film supplier, see the information under the heading “Business — Company Overview — Commercial Graphics Industry” in our Report on Form 10-K for the year ended September 30, 2004, incorporated by reference in this prospectus supplement.

On September 30, 2004, we acquired thermal printhead production assets from Graphtec. Prior to that date, Graphtec was the only supplier of wide format thermal printheads that we use to manufacture our wide format thermal imaging equipment. We concluded the manufacturing of printheads in Fujisawa, Japan in

December 2004 using the assets that we acquired from Graphtec and relocated those assets, along with certain key employees of the division, to our Pinemont facility in Houston, Texas. In April 2005, we began producing printheads at our Pinemont facility. As a result, we believe we are now the only manufacturer of wide-format thermal printheads in the world.

The quality of thermal images on film is determined primarily by the interface between a thermal printhead and the thermal film. As a result of our acquisition of intellectual property from our former primary film supplier and acquisition of thermal printhead production assets from Graphtec, we are now manufacturing thermal printheads and thermal film, which we believe will enable us to more effectively match the characteristics of our thermal printers to thermal film, thereby improving print quality, and make us more competitive in markets for these products.

We also distribute another brand of generally high-quality dry thermal film to users of our thermal printers. This other brand of dry thermal film can be abrasive on our thermal printheads, resulting in high warranty costs associated with the replacement of damaged printheads. We are attempting to modify our thermal printheads so that they interface better with this other brand of dry thermal film. In addition, we are engaged in efforts to develop a new line of dry thermal film in order to improve the image quality of our own film for use with our printheads and thus reduce our reliance on the other brand of dry thermal film that tends to be abrasive as to our printheads. Both efforts to modify our printheads and to improve our film have been on-going in recent periods, but at this time we are unable to provide any assurance that we can eliminate printhead and film issues in the near future or at all. In order to achieve more than marginal growth in our thermal solutions product business in future periods, we believe that it is important to continue our concentration of efforts on both our printhead changes and film improvements.

Seismic Industry Conditions

Overall demand for geophysical technologies is generally dependent on the level of expenditures by oil and gas companies for exploration, production, development and field management activities, which, in turn, depends in part on present and expected future oil and gas prices. Both oil and gas prices increased sharply in 2004. A strong global economy worked in tandem with limited excess supply capacity to contribute to higher sustained oil and gas prices in 2004 as compared to recent years. There has also been significant growth in the demand for crude oil in recent years in developing countries such as China and India due to the expansion of their economies, which is expected to continue. We believe that higher oil and gas prices, if sustained, will likely result in continued higher levels of spending for geophysical services and equipment.

In recent years, worldwide interest in advanced geophysical technologies, such as reservoir monitoring, has increased. The greater precision and improved subsurface resolution resulting from 3D geophysical data, combined with advanced processing techniques, has assisted oil and gas companies in finding new fields and more accurately delineating existing reservoirs. These technologies have improved drilling success rates and lowered finding and field extension costs. Furthermore, improved 4D technology (or time-lapsed 3D seismic surveys) is also enhancing production monitoring methodologies and the management of oil and gas reservoirs. We believe these recent advances in geophysical technologies, coupled with improvements in drilling and completion techniques, are significantly enhancing oil and gas companies’ ability to explore for, develop and manage oil and gas reserves around the world.

Competitive Strengths

Technological Leadership. Our engineering department consists of 39 highly experienced professionals with an average of 22 years of industry experience and a long history of successful product development. Our engineers possess specialized skills in areas such as analog and digital circuitry, software and firmware development, mechanical packaging and systems integration. To ensure we deliver products that meet our customers’ specialized needs, our engineering staff works closely with our customers’ research, operations and engineering personnel. Our engineers have pioneered new products such as deepwater reservoir monitoring systems, high bandwidth seismic borehole tools and fracturing monitoring systems. Our sensor, cable and electronic design teams have experience working with products designed for high-temperature and high-pressure environments, such as deepwater and borehole applications. Design of these products, which include sensors, cables, connectors and complex data acquisition systems, requires our various engineering teams to work together to produce integrated products.

Manufacturing Excellence. We maintain a specialized, vertically integrated manufacturing process and possess significant manufacturing expertise that enables us to cost-effectively produce highly engineered seismic and thermal solutions products. We believe this vertical integration of different manufacturing processes provides us with a competitive advantage. Our integrated manufacturing departments include a machining center, a molding group, wire extrusion and cable shops, mechanical and electrical assembly departments, a sensor assembly group and a cleanroom for printhead production. Coordination among these groups enables us to produce highly engineered components and systems, limit third party outsourcing, improve product delivery times and enhance product quality.

Industry Knowledge. Our key managers, engineers and manufacturing personnel have been with us for many years. They have developed a great deal of knowledge about the markets, technologies and customers in our industries, which we believe is a significant competitive advantage. The successful development of our seismic reservoir characterization systems and other products required years of close cooperation between our research and development team and our customers, which include some of the largest oil and gas companies in the world. This type of collaboration provides us with insights into the challenges being faced by our customers and helps us to develop innovative solutions.

Business Strategies

Exploit Market Leadership for Seismic Reservoir Products. We pioneered the design and development of seismic data acquisition systems for use as permanent offshore monitoring systems and as borehole systems for monitoring fracturing and other operations. We believe these new applications of seismic technology will enable our customers to more effectively manage and produce oil and gas reservoirs. Moreover, we believe our seismic reservoir monitoring technologies are important advances towards what the oil and gas industry refers to as the “electrified oilfield,” meaning permanent monitoring of reservoir characteristics during the life of a reservoir through downhole and surface sensors providing continuous data feedback. We believe that our systems are being successfully utilized by BP and Shell, and we are now actively marketing our technology to these and other potential customers.

Augment Product Lines. We strive to continually improve our existing seismic product lines and to develop new products to meet the changing needs of our seismic customers. We are also expanding our line of thermal solutions products and targeting new markets. We recently purchased certain assets of the printhead division of Graphtec, which together with our acquisition of intellectual property from our former primary film supplier, will enable us to initiate a new strategy of producing thermal printheads and thermal film for OEMs of thermal printers.

Expand Manufacturing Capacity. In response to increased market demand, we are expanding our manufacturing capacity both in our U.S. facility and in our Russian facility. We believe that this expansion will increase our manufacturing capacity for seismic exploration and offshore cable products. In addition, we are evaluating the potential transfer of additional production of our standard seismic products to Russia to take advantage of lower manufacturing costs.

Develop Non-Seismic Markets. We plan to continue utilizing our existing engineering experience and manufacturing capabilities to identify and develop new market opportunities. Examples of our successes in developing new market opportunities include our development of offshore cable products, industrial sensors and specialty cable products.

Capitalize on Targeted Acquisition Opportunities. We have significantly expanded our seismic and thermal solutions product offerings and market reach through the acquisitions of Concord Technologies, Inc. (1998), LTI, Inc. (1998), the assets of EcoPRO Imaging Corporation (2001), the dry thermal film intellectual property of Labelon Corporation (2002), and printhead production assets of Graphtec (2004). Although our business model does not contemplate significant growth through acquisitions, in the course of our business, certain acquisition opportunities could become available to us. We intend to explore those opportunities as they arise and to pursue acquisitions which we believe will add value to our company.

Products and Product Development

Seismic Products

Our seismic product lines currently consist of high definition reservoir characterization products and services, geophones and hydrophones, including multi-component geophones and hydrophones, seismic leader wire, geophone string connectors, seismic telemetry cables, marine seismic cable retrieval and steering devices and specialized data acquisition systems targeted at niche markets. Our seismic products are compatible with most major seismic data acquisition systems currently in use. We believe that our seismic products are among the most technologically advanced instruments and equipment available for seismic data acquisition.

Our products used in marine seismic data acquisition include our patented marine seismic streamer retrieval devices (“SRDs”). Occasionally, streamers are severed and become disconnected from the vessel as a result of inclement weather, vessel traffic or human or technological error. Our SRDs, which are attached to the streamers, contain air bags that are designed to inflate automatically at a given depth, bringing the severed streamer to the surface. These SRDs save the seismic contractor significant time and money compared to the alternative of losing and replacing the streamer. We also produce seismic streamer steering devices, or “birds,” which are finlike devices that attach to the streamer and help maintain it at a certain desired depth as it is towed through the water.

Other product developments include the HDSeis™ product line and a suite of borehole and reservoir characterization products and services. Our HDSeis™ System is a high definition seismic data acquisition system with flexible architecture that allows it to be configured as a borehole seismic system or as a subsurface system for both land and marine reservoir-monitoring projects. The scalable architecture of the HDSeis™ System enables custom designed system configuration for applications ranging from low-channel engineering and environmental-scale surveys requiring a minimum number of recording channels to high-channel surveys required to efficiently conduct permanent deepwater reservoir imaging and monitoring. Modular architecture allows virtually unlimited channel expansion with global positioning systems and fiber-optic synchronization. In addition, multi-system synchronization features make the HDSeis™ System well suited for multi-well or multi-site acquisition, simultaneous surface and downhole acquisition and continuous reservoir monitoring projects.

Reservoir characterization requires special purpose or custom designed systems in which portability becomes less critical and functional reliability assumes greater importance. This reliability factor helps assure successful operations in inaccessible locations over a considerable period of time. Additionally, reservoirs located in deepwater or harsh environments require special instrumentation and new techniques to maximize recovery. Reservoir characterization also requires high-bandwidth, high-resolution seismic data for engineering project planning and reservoir management. We believe our HDSeis™ System and tools, designed for cost-effective deployment and lifetime performance, will make borehole and seabed seismic acquisition a cost-effective, reliable process for the challenges of reservoir characterization and monitoring.

Our recent 3D seismic product developments include an omni-directional geophone for use in reservoir monitoring, a compact marine three-component or four-component gimbaled sensor and special-purpose connectors, connector arrays and cases.

In order to take advantage of our existing seismic cable manufacturing facilities and capabilities, we are designing and selling new cable products to the offshore oil and gas and offshore construction industries. The production of marine cables requires specialized design capabilities and manufacturing equipment, which we also utilize for deepwater reservoir characterization products. We are also working to diversify our existing seismic product lines and adapt our manufacturing capabilities for uses in industries other than the seismic industry.

Thermal Solutions Products

Our thermal solutions products include thermal printers, thermal printheads and dry thermal film. We market these products to a variety of industries, including the screen print, point of sale, signage and textile markets. We also sell these products to our seismic customers.

We design, manufacture and sell thermal printers with data images ranging in size from 12 to 54 inches wide and resolution ranging from 400 to 1,200 dpi. We also manufacture our own line of thermal film products as well as distribute another brand of thermal film to the users of our thermal printers. In our thermal solutions segments, we derive revenue primarily from the sale of thermal solutions products to our commercial graphics customers.

Competition

Seismic Products

We believe that we are one of the world’s largest manufacturers and distributors of seismic related products. The principal competitors in our seismic business segment for geophones, hydrophones, geophone string connectors, seismic leader wire and seismic telemetry cables are Input/Output, SERCEL (a division of Compagnie Générale de Géophysique, or “CGG”) and Steward Cable. Furthermore, an entity in China affiliated with SERCEL, as well as certain other Chinese manufacturers, produce a geophone having the same design and specifications as one of our older model geophones. The Chinese entity affiliated with SERCEL has recently announced its intent to develop a modern low-cost geophone meeting current industry standards and specifications. In addition to these competitors, certain manufacturers of marine streamers also manufacture hydrophones for their own use.

We believe that the principal competitive factors in the seismic instruments and equipment market are technological superiority, product durability and reliability, and customer service and support. Since price and product delivery are also important considerations for customers, pricing terms may become more significant during an industry downturn. These factors can be offset by a customer’s preference for standardization. In general, some customers prefer to standardize geophones and hydrophones, particularly if they are used by a single seismic crew or multiple crews that can support each other. These customers’ desire for standardization makes it more difficult for a geophone or hydrophone manufacturer to gain market share from other manufacturers with existing relationships with the customers.

As mentioned above, a key competitive factor for seismic instruments and equipment is durability under harsh field conditions. Instruments and equipment must not only meet rigorous technical specifications regarding signal integrity and sensitivity, but must also be extremely rugged and durable to withstand the rigors of field use, often in harsh environments.

With respect to our marine seismic data products, we are not aware of any competing companies that manufacture a product functionally similar to our patented seismic streamer retrieval device. Our primary competitor in the manufacture of our streamer depth positioning device, or “birds,” is Input/Output.

Our primary competitors for our deepwater cabled reservoir characterization and monitoring systems may be some traditional seismic equipment manufacturers or equipment providers such as WesternGeco (Schlumberger), Input/Output, SERCEL and some newly formed alliances involving these companies.

Our primary competitors for borehole high definition seismic data acquisition systems are Avalon and CGG.

Thermal Solutions Products

We believe that the primary competitors in our thermal imaging business segments are Ricoh, Xante, Gerber Scientific, iSys Group, Cypress Tech., and Atlantek, as well as manufacturers of alternative technologies such as inkjet printing. Also, as we advance the resolution capabilities of direct thermal technology, we expose ourselves to additional competition in the more traditional wet-film imagesetting marketplace. A key competitive factor in this market is producing equipment that is technologically advanced yet cost effective.

Suppliers

Prior to our acquisition of thermal production assets from Graphtec described above under the heading “ — Overview — Thermal Solutions Products,” Graphtec was the only supplier of wide-format thermal printheads that we use to manufacture our wide-format thermal imaging equipment. We now manufacture printheads internally using assets acquired from Graphtec.

We produce dry thermal film internally using the intellectual property purchased from our former primary film supplier, discussed above under the heading “ — Overview — Thermal Solutions Products.” We also purchase a substantial quantity of dry thermal film from another supplier.

We do not currently experience any difficulties in obtaining raw materials from our suppliers for the production of seismic products or thermal imaging equipment products.

Product Manufacturing and Assembly

Our manufacturing and product assembly operations consist of machining or molding the necessary component parts, configuring these parts along with components received from various vendors and assembling a final product. We manufacture seismic equipment to the specifications of our customers. For example, we can armor cables for applications such as deepwater uses. We assemble geophone strings and seismic telemetry cables based on a number of customer choices such as length, gauge, tolerance and color of molded parts. With regard to dry thermal film, we mix and react various chemicals to formulate a reactive layer that is then coated onto a clear polyester film. The film is then coated with a protective topcoat that produces the final product. Upon completion, we test our final products to the functional and, in the case of seismic equipment, environmental, extremes of product specifications and inspect the products for quality assurance. We normally manufacture and ship our products based on customer orders and, therefore, typically do not maintain significant inventories of finished goods.

Markets and Customers

Our principal seismic customers are seismic contractors and major independent and government-owned oil and gas companies that either operate their own seismic crews or specify seismic instrument and equipment preferences to contractors. For our deepwater reservoir characterization products, our customers are generally large international oil and gas companies that operate long-term offshore oil and gas producing properties. Our thermal imaging customers primarily consist of direct users of our equipment as well as specialized resellers that focus on the newsprint, silkscreen and corrugated box printing industries. None of our customers comprised more than 10% of our sales for fiscal year 2004 or 2003. In fiscal year 2002, the year in which we sold a reservoir characterization system to BP (as discussed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), BP comprised 24.5% of our annual sales. No other customer in fiscal year 2002 comprised more than 10% of our sales.

Intellectual Property

We seek to protect our intellectual property by means of patents, trademarks, trade secrets and other measures. Although we do not consider any single patent essential to our success, we consider our patent regarding our marine seismic cable retrieval devices to be of particular value to us. This patent is scheduled to expire in 2012. We have dry thermal film technology patents that expire at varying dates beginning in 2013.

Research and Development

We expect to incur significant future research and development expenditures aimed at the development of additional seismic data acquisition products used for high definition reservoir characterization in both land and marine environments and thermal imaging technologies. We have incurred research and development expenses of $5.3 million, $5.2 million and $4.8 million during the fiscal years ended September 30, 2002, 2003 and 2004, respectively.

Employees

As of June 30, 2005, we employed approximately 835 people predominantly on a full-time basis, of which approximately 404 were employed in the United States and approximately 389 in Russia. Our employees in Russia belong to a national union for machine manufacturers. Our remaining employees are not unionized. We have never experienced a work stoppage and consider our relationship with our employees to be satisfactory.

MANAGEMENT

The executive officers and directors of OYO Geospace, and their respective ages and positions as of May 15, 2005 are as follows:

Name	Age	Position
Gary D. Owens	57	Chairman of the Board, President and Chief Executive Officer
Michael J. Sheen	57	Senior Vice President and Chief Technical Officer
Thomas T. McEntire	45	Chief Financial Officer
Lacey C. Rice	49	Vice President, Human Resources
Thomas L. Davis, Ph.D.	57	Director
Ryuzo Okuto	66	Director
Katsuhiko Kobayashi	60	Director
Charles H. Still	62	Director
William H. Moody	65	Director

Set forth below is biographical information for our executive officers and directors.

Gary D. Owens joined us as President and Chief Executive Officer in 1997 and became a director and Chairman of the board of directors in that year. From October 1993 until May of 1997, Mr. Owens was the President and Chief Executive Officer of Input/Output, Inc. Mr. Owens had held other positions at Input/Output, Inc. beginning in 1977.

Michael J. Sheen joined us as Senior Vice President and Chief Technical Officer in August 1997 and became a director in connection with our initial public offering in 1997. Mr. Sheen had been a Senior Vice President and Chief Technical Officer of Input/Output, Inc. beginning in 1991 and had held other positions at Input/Output, Inc. starting in 1977.

Thomas T. McEntire joined us as Chief Financial Officer in September of 1997. Mr. McEntire had been Financial Controller of APS Holding Corporation (“APS”) beginning in February 1995 and held other senior financial management positions since joining APS in 1990. Prior to joining APS, Mr. McEntire held various positions with Coopers & Lybrand L.L.P. from 1982 to 1990.

Lacey C. Rice joined us as Vice President of Human Resources in July of 2004. Prior to joining us, Ms. Rice was the payroll manager for U.S. operations at Schlumberger Oilfield Services. Prior to joining Schlumberger in February 2002, Ms. Rice held senior level positions in human resources with Baker Oil Tools and Baker Hughes, Inc., from 1998 to 2002; and Input/Output, Inc. from 1977 to 1997.

Thomas L. Davis, Ph.D. became a director in connection with our initial public offering in November 1997. Dr. Davis is a Professor of Geophysics at the Colorado School of Mines, where he has worked since 1980. He has also been a coordinator of the Reservoir Characterization Project, an industry consortium of the Colorado School of Mines, since it was founded in 1985, with the objective of characterizing reservoirs through development and application of 3-D and time lapse 3-D multicomponent seismology. Dr. Davis consults and lectures worldwide and has written and co-edited numerous papers and other works in the field of seismic interpretation.

Ryuzo Okuto has been a director since July of 2004. Mr. Okuto joined Sanwa Bank in April 1961 where he worked in various positions in offices throughout the world. Mr. Okuto was a Managing Director of Chisso Corporation from June 1993 to June 2001.

Katsuhiko Kobayashi joined OYO Corporation, the sole stockholder of OYO Corporation U.S.A., in 1995 and has been a director and a senior executive officer since March 2001. Mr. Kobayashi was elected to serve as the President of OYO Corporation U.S.A. on May 31, 2002 and is currently serving in that position. He has served as a director since 1995. From 1967 to 1995, Mr. Kobayashi was employed by Sanwa Bank in its international banking area, where he last held the position of general manager of the International Credit Administration Department from 1993 to 1995.

Charles H. Still became a director in connection with our initial public offering in 1997. He has been Secretary, serving in a non-executive capacity, since our formation in September 1994 and Secretary of various of our affiliates and predecessors since 1980. He has been a partner in the law firm of Fulbright & Jaworski L.L.P. since 1975.

William H. Moody has been a director since July of 2004. Mr. Moody served with KPMG in many capacities including managing partner, audit partner-in-charge and SEC reviewing partner until his retirement in June 1996. He currently serves as a member of the Texas Board of Criminal Justice and is Chairman of the Audit and Review Committee and Correctional Institutions Committee, both of which he has served on since 1998. Mr. Moody is also a member of the board of directors, and a member of the audit committee of the board of directors, of Remote Knowledge, Inc., a position he has held since November 2004.

Under our bylaws, our board of directors is divided into three classes, each class being composed as equally in number as possible. The classes have staggered three-year terms, with the term of one class expiring at each annual meeting of stockholders.

The directors in Class I, whose terms expire at the annual meeting of stockholders to be held in 2008, are Thomas L. Davis, Ph.D. and Ryuzo Okuto. The directors in Class II, whose terms expire at the annual meeting of stockholder to be held in 2006, are Katsuhiko Kobayashi, Michael J. Sheen and Charles H. Still. The directors in Class III, whose terms expire at the annual meeting of stockholder to be held in 2007, are William H. Moody and Gary D. Owens.

SELLING STOCKHOLDER

All of the shares of our common stock that are being offered under this prospectus supplement and the accompanying prospectus are being offered by our stockholder OYO Corporation U.S.A.

Since 1998, OYO Corporation, a Japanese corporation, through its wholly owned subsidiary OYO Corporation U.S.A., has beneficially owned 2,850,000 shares of our common stock, which represents approximately 50.7% of our outstanding shares. OYO Corporation U.S.A. is offering to sell 1,250,000 shares of our common stock under this prospectus supplement and the accompanying prospectus. Assuming it sells all of those shares and the underwriters’ 150,000 share over-allotment option is exercised in full, it will own 1,450,000 shares, or approximately 25.8%, of our common stock.

This prospectus supplement also covers any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

Mr. Katsuhiko Kobayashi, a director since 1995, is also a director and senior executive officer with OYO Corporation. He has held that position since March 2001. Mr. Kobayashi is also the President of OYO Corporation U.S.A. He has held that position since May 31, 2002.

In fiscal year 2004, we purchased printheads for our thermal plotters from OYO Corporation pursuant to a Printhead Purchase Agreement that we entered into with OYO Corporation before our initial public offering. OYO Corporation in turn purchased the printheads from a Japanese supplier. For its service and assistance in these transactions, pursuant to the Printhead Purchase Agreement, OYO Corporation marked up its cost for these printheads by five percent in reselling them to us. We believe that by purchasing the printheads through OYO Corporation, we received a more favorable price for the printheads than we could have obtained had we negotiated their purchase ourselves. On September 30, 2004, we purchased the thermal printhead production assets from a Japanese corporation. As a result of this purchase, our obligations under the Printhead Purchase Agreement have been terminated, and we expect that we will no longer need to purchase printheads through OYO Corporation.

Pursuant to a Master Sales Agreement that we entered into with OYO Corporation before our initial public offering, we and OYO Corporation purchase products from one another at scheduled discounts of between 5 to 20 percent off the seller’s list prices. In fiscal year 2004, we sold approximately $0.5 million of products to OYO Corporation and its affiliates and we purchased approximately $0.8 million of products from OYO Corporation (including the products covered by the Printhead Purchase Agreement).

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase from us, on a firm commitment basis, the number of shares of common stock shown opposite the underwriter’s name below:

Underwriters	Number of Shares
RBC Capital Markets Corporation	812,500
Simmons & Company International	437,500

Total	1,250,000

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and to the satisfaction of other conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus supplement, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $.66 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts and commissions that the selling stockholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Paid by Selling Stockholder Per Share	$1.11	$1.11
Total	$1,387,500	$1,554,000

We estimate that the total expense of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $255,000. The selling stockholder has agreed to pay all of these expenses incurred in connection with the offering.

Over-Allotment Option

The Selling Stockholder has granted to the underwriters an option to purchase up to an aggregate of 150,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements

We have agreed that, without the prior written consent of RBC Capital Markets Corporation, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus supplement. This provision will not restrict us from awarding options to purchase shares of our common stock pursuant to our employee benefit plans or issuing stock upon the exercise of options granted under these plans. Our executive officers and directors and OYO Corporation U.S.A. have agreed under lock-up agreements not to, without the prior written consent of RBC Capital Markets Corporation, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus supplement.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	During the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	Prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Offering Price Determination

The public offering price has been negotiated between the representatives and us. In determining the public offering price of our common stock, the representatives considered

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Our common stock is quoted on The NASDAQ National Market under the symbol “OYOG.”

Indemnification

We, along with OYO Corporation U.S.A., have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with the Regulation M under the Securities Exchange Act of 1934.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., Houston, Texas, will pass on certain legal matters with respect to the shares of common stock offered hereunder. Charles H. Still, a partner at Fulbright & Jaworski L.L.P., serves as a director and our secretary. As part of his director compensation, Mr. Still owns 7,847 shares of our common stock. He also owns options which are currently exercisable for an additional 28,350 shares of our common stock.

Andrews Kurth LLP, Houston, Texas will pass on certain legal matters for the underwriters.

EXPERTS

The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares being offered under this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which is included in the registration statement, do not contain all of the information in the registration statement. For further information regarding us and our common stock, please see the registration statement and our other filings with the SEC, including our annual, quarterly and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov. Our Internet website address is http://www.oyogeospace.com.

We furnish holders of our common stock with annual reports containing financial statements audited by our independent auditors in accordance with generally accepted accounting principles following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Our common stock is listed on NASDAQ and we are required to file reports, proxy statements and other information with NASDAQ. You may read any document we file with NASDAQ at the offices of The NASDAQ Stock Market, Inc. which is located at 9600 Blackwell Road, Rockville, MD 20850.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating the following documents, including the exhibits thereto, which we have filed with the SEC, in this prospectus supplement by reference:

•	Our Annual Report on Form 10-K for our fiscal year ended September 30, 2004, filed with the SEC on December 8, 2004.

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 filed with the SEC on February 10, 2005.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 4, 2005.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on July 28, 2005.

•	Our Current Reports on Form 8-K filed with the SEC on December 20, 2004, February 10, 2005 and February 17, 2005.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but before the termination of the offering by this prospectus supplement and the accompanying prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of those documents.

Any statement contained in a document incorporated by reference herein or in the accompanying prospectus shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference or therein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

We will provide, without charge, to each person to whom a copy of this prospectus supplement has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:

OYO Geospace Corporation

7007 Pinemont Drive

Houston, Texas 77040-6601

(713) 986-4444

Attention: Corporate Secretary

PROSPECTUS

OYO Geospace Corporation

1,400,000 Shares of Common Stock

This prospectus relates to shares of common stock, $.01 par value, of OYO Geospace Corporation.

We will provide the specific terms of the common stock offering in supplements to this prospectus. This prospectus may not be used to sell our common stock unless it is accompanied by a prospectus supplement.

The stockholder named in this prospectus under the heading “Selling Stockholder” is offering all of the shares of common stock offered hereby. We will not receive proceeds from the sale of these shares and will not bear any expenses incident to the offering and sale of the shares.

The selling stockholder may sell these shares from time to time in transactions on the NASDAQ National Market, on any stock exchange on which the common stock may be listed at the time of sale, in the over-the-counter market, in negotiated transactions or otherwise. Sales of shares of common stock may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Our common stock is traded on the NASDAQ National Market (NASDAQ) under the symbol “OYOG”. On April 21, 2005, the last reported sale price of our common stock on NASDAQ was $18.73.

You should carefully review and consider the information under the heading “ Risk Factors” in this prospectus and under the heading “Risk Factors” in our latest annual report on Form 10-K incorporated by reference in this prospectus before investing in our common stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 20, 2005.

We have not authorized any selling stockholder, dealer, salesman or other person to give you any information or to make any representations other than those contained in this prospectus and in the documents we incorporate into this prospectus. You should not rely on any information or representations that are not contained in this prospectus or in the documents we incorporate into this prospectus.

This prospectus is not an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction.

Delivery of this prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

As used in this prospectus, the terms “OYO Geospace,” “company,” “we,” “our,” “ours” and “us” refer to OYO Geospace Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

PROSPECTUS SUMMARY

This summary highlights selected information about us and this offering by the selling stockholder contained elsewhere in this prospectus and the documents incorporated by reference into this prospectus. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus, including the information under the caption “Risk Factors,” the information we incorporate by reference and the documents to which we refer you in their entirety.

Our Company

We design and manufacture instruments and equipment used in the acquisition and processing of seismic data. We also design and manufacture thermal imaging equipment and distribute dry thermal film products to the thermal solutions industry.

Geoscientists use seismic data to map potential or existing oil and gas bearing formations and the geologic structures that surround them. Seismic data is used primarily in connection with the exploration, development and production of oil and gas reserves.

Seismic data acquisition is generally conducted by combining a seismic energy source and a data recording system. On land, our customers use our geophones, leader wire cables and connectors to receive, measure and transmit seismic reflections resulting from an energy source to data collection units, which store information for processing and analysis. In the marine environment, large ocean-going vessels tow long seismic cables known as “streamers” containing hydrophones which are used to detect pressure changes. Hydrophones transmit electrical impulses back to the vessel’s data collection unit, where the seismic data is stored for subsequent processing and analysis. Our marine seismic products help steer streamers while being towed and help recover streamers when accidents occur.

We have also developed high definition reservoir characterization products for the borehole and ocean-bottom applications. Utilizing these products, our customers can utilize seismic technologies to better identify and enhance the recovery of oil and gas deposits over the life of a reservoir.

In 1995, we modified our thermal imaging product technology that we had traditionally applied in our seismic business and were able to apply that technology to other markets. We are now manufacturing and marketing our thermal imaging products, which includes thermal imaging equipment and dry thermal film, to the screen print, point of sale, signage and textile market sectors, along with some sales to seismic customers. Our thermal imaging equipment is capable of producing data images ranging in size from 12 to 54 inches wide, with resolution ranging from 400 to 1,200 dpi.

On September 30, 2004, we acquired the thermal printhead production assets of Graphtec Corporation (for a discussion of our acquisition of assets from Graphtec, see the heading “Business — Acquisitions” in our Report on Form 10-K for our fiscal year ended September 30, 2004, incorporated by reference in this prospectus). As a result, we now own the assets and technology needed to produce the wide-format thermal printheads that we use to manufacture our wide-format thermal imaging equipment.

We have recently expanded our cable line of products beyond the seismic area and are offering the design and manufacturing of cable products to the offshore oil and gas and offshore construction industries.

Our principal executive offices are located at 7007 Pinemont Drive, Houston, Texas 77040-6601. Our telephone number at that location is (713) 986-4444. Our website is http://www.oyogeospace.com. Information contained in our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock offered by the selling stockholder	1,400,000 shares

Use of proceeds

All of the proceeds from the sale of common stock covered by this prospectus will be received by the selling stockholder. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

NASDAQ symbol	OYOG

Risk Factors

An investment in our common stock involves a high degree of risk. For a discussion of certain matters that should be considered by prospective purchasers of our common stock offered hereby, see “Risk Factors” beginning on page 3.

RISK FACTORS

An investment in our common stock involves risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus, including the documents it incorporates by reference, also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus or in the documents it incorporates by reference. While we cannot identify all of the risk factors that may cause actual results to vary from our expectations, we believe the following risk factors that relate to our current and anticipated business should be considered carefully.

Commodity price levels may affect demand for our products.

Demand for many of our products depends primarily on the level of worldwide oil and gas exploration activity. That activity, in turn, depends primarily on prevailing oil and gas prices and availability of seismic data. Historically, the markets for oil and gas have been volatile, and those markets are likely to continue to be volatile. Oil and gas prices are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include the level of consumer demand, weather conditions, domestic and foreign governmental regulations, price and availability of alternative fuels, political conditions and hostilities in the Middle East and other significant oil-producing regions, foreign supply of oil and gas, prices of foreign imports and overall economic conditions. A decline in the demand for our products could materially and adversely affect our results of operations and liquidity.

Our new products may not achieve market acceptance.

Our outlook is based on various macro-economic factors and our internal assessments, and actual market conditions could vary materially from those assumed. In recent years we have incurred significant expenditures to fund our research and development efforts and we intend to continue those expenditures in the future. However, research and development is by its nature speculative, and we cannot assure you that these expenditures will result in the development of new products or services or that any new products and services we have developed recently or may develop in the future will be commercially marketable or profitable to us. In particular, we have incurred substantial expenditures to develop seismic products for reservoir characterization applications. We cannot assure you that we will realize our expectations regarding market acceptance and revenues from these products and services.

A decline in industry conditions could affect our results.

Any unexpected material changes in oil and gas prices or other market trends that would impact seismic exploration activity would likely affect the forward-looking information contained in this document and could cause our stock price to decline. In addition, the oil and gas industry is extremely volatile and subject to change based on political and economic factors outside our control. For instance, our results for fiscal year 2003 and sales of traditional seismic products in particular, were adversely affected by the downturn in the industry, particularly as the industry continued to limit exploration activities and to be cautious in spending notwithstanding some recent improvements in, or some relative stabilization of, oil and gas commodity prices during such period.

We may experience fluctuations in quarterly results of operations.

Historically, the rate of new orders for our products has varied substantially from quarter to quarter. Moreover, we typically operate, and expect to continue to operate, on the basis of orders in hand for our products before we commence substantial manufacturing “runs”. Thus completion of orders, particularly large orders for deepwater reservoir characterization projects, can significantly impact the operating results and cash flow for any quarter, and results of operations for any one quarter may not be indicative of results of operations for future quarters. These periodic fluctuations in our operating results could adversely affect our stock price.

Our credit risks could increase as our customers continue to face difficult economic circumstances.

We believe, and have assumed, that our allowances for bad debts have been adequate in light of then-known circumstances. However, we cannot assure you that additional amounts attributable to uncollectible receivables and bad debt write-offs will not have a material adverse effect on our future results of operations. Many of our seismic contractor customers are not well capitalized and as a result do not always pay our invoices when due. We have in the past incurred write-offs in our accounts receivable due to customer credit problems. We have found it necessary from time to time to extend trade credit and promissory notes to long-term customers and others where some risks of non-payment exist. Although industry conditions have improved, some of our customers continue to experience liquidity difficulties, which increase those credit risks. An increase in the level of bad debts and any deterioration in our credit risk could adversely affect the price of our stock.

Our industry is characterized by rapid technological development and product obsolescence.

Our instruments and equipment are constantly undergoing rapid technological improvement. Our future success depends on our ability to continue to:

•	improve our existing product lines,

•	address the increasingly sophisticated needs of our customers,

•	maintain a reputation for technological leadership,

•	maintain market acceptance,

•	anticipate changes in technology and industry standards, and

•	respond to technological developments on a timely basis.

Current competitors or new market entrants may develop new technologies, products or standards that could render our products obsolete. We cannot assure you that we will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with new industry standards.

We operate in highly competitive markets.

The markets for our products are highly competitive. Many of our existing and potential competitors have substantially greater marketing, financial and technical resources than we do. Additionally, two competitors in our seismic business segment currently offer a broader range of instruments and equipment for sale than we do and market this equipment as “packaged” data acquisition systems. We do not currently offer for sale such a complete “packaged” data acquisition system. Further, certain of our competitors offer financing arrangements to customers on terms that we may not be able to match. In addition, new competitors may enter the market and competition could intensify.

We cannot assure you that sales of our products will continue at current volumes or prices if current competitors or new market entrants introduce new products with better features, performance, price or other characteristics than our products. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations and on the price of our stock.

We have a limited market.

In our seismic business segment, we market our traditional products to contractors and large, independent and government-owned oil and gas companies. We estimate that, based on published industry sources, fewer than 30 seismic contracting companies are currently operating worldwide (excluding those operating in Russia and the former Soviet Union, India, the People’s Republic of China and certain Eastern European countries, where seismic data acquisition activity is difficult to verify). We estimate that fewer than ten seismic contractors are engaged in marine seismic exploration. Due to these market factors, a relatively small number of customers, some of whom are experiencing financial difficulties, have accounted for most of our sales. From time to time these seismic contractors have sought to vertically integrate and acquire our competitors, which has influenced their supplier decisions before and after such transactions. The loss of a small number of these customers could materially and adversely impact our sales, which could cause a material decline in the price of our stock.

We cannot be certain of patent protection of our products.

We hold and from time to time we apply for certain patents relating to our seismic data acquisition and other products. We also own several patents which relate to the development of dry thermal film. We cannot assure you that our patents will prove enforceable, that any patents will be issued for which we have applied or that competitors will not develop functionally similar technology outside the protection of any patents we have or may obtain.

Our foreign subsidiaries and foreign marketing efforts face additional risks and difficulties.

Net sales outside the United States accounted for approximately 61% of our net sales during fiscal year 2004 and are again expected to represent a substantial portion of our net sales for fiscal year 2005 and subsequent years. Substantially all of our sales from the United States are made in U.S. dollars, but from time to time we make sales in foreign currencies and may, therefore, be subject to foreign currency fluctuations on our sales. In addition, net assets reflected on the balance sheets of our Russian, Canadian and United Kingdom subsidiaries are subject to currency fluctuations. Significant foreign currency fluctuations could adversely impact our results of operations.

Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of war, terrorist activities, civil disturbances, embargo and government activities and foreign attitudes about conducting business activities with the United States, all of which may disrupt markets. Foreign sales are also generally subject to the risk of compliance with additional laws, including tariff regulations and import and export restrictions. Sales in certain foreign countries require prior United States government approval in the form of an export license. We cannot assure you that we will not experience difficulties in connection with future foreign sales. Also, should we experience substantial growth in certain foreign markets, for example in Russia, we may not be able to transfer cash balances to the United States to assist with debt servicing or other obligations.

We rely on key suppliers for significant product components.

We currently manufacture dry thermal film which is used by our customers in the thermal imaging equipment we manufacture using the assets we acquired from Graphtec (for a discussion of our acquisition of assets from Graphtec, see the information under the heading “Business—Acquisitions” in our Report on Form 10-K for our fiscal year ended September 30, 2004, incorporated by reference in this prospectus). We also purchase a large quantity of dry thermal film from another supplier of thermal film. Except for this other supplier, we know of no other source for dry thermal film that performs well in our thermal imaging equipment.

If we are unable to economically manufacture dry thermal film internally or if the other supplier of our thermal film were to discontinue supplying dry thermal film or were unable to supply dry thermal film in sufficient quantities to meet our requirements, our ability to compete in the thermal imaging marketplace could be severely damaged, adversely affecting our financial performance, which could cause a decline in or stock price.

We have been subject to control by a principal stockholder.

OYO Corporation, a Japanese corporation, owns indirectly in the aggregate approximately 51% of our common stock. Accordingly, OYO Corporation, through OYO Corporation U.S.A., a wholly owned subsidiary of OYO Corporation, has in the past been able to elect all of our directors and to control our management, operations and affairs. Assuming OYO Corporation U.S.A. sells all of its shares in the company offered under this prospectus, it will still own approximately 26% of our common stock. Therefore, OYO Corporation, through OYO Corporation U.S.A., will continue to be our largest stockholder and could continue to exercise substantial influence over the election of our directors and therefore our operations and all matters submitted to a vote of our stockholders. It is expected that Mr. Kobayashi, a director and senior executive officer of OYO Corporation and the President of OYO Corporation U.S.A., will continue to serve as a director of the company even if OYO Corporation U.S.A. sells all of its shares in our company offered under this prospectus.

Our success depends upon a limited number of key personnel.

Our success depends on attracting and retaining highly skilled professionals. A number of our employees are highly skilled engineers and other professionals. If we fail to continue to attract and retain such professionals, our ability to compete in the industry could be adversely affected. In addition, our success depends to a significant extent upon the abilities and efforts of the members of our senior management.

A general downturn in the U.S. economy in future periods may adversely affect our business.

A general downturn in the U.S. economy in future periods could adversely affect our business in ways that we cannot identify. Any economic downturn may adversely affect the demand for oil and gas generally or cause volatility in oil and gas prices and, therefore, adversely affect the demand for our services to the oil and gas industry and related service industry. It could also adversely affect the demand for consumer products, which could in turn adversely affect our thermal solutions business. To the extent these factors adversely affect other seismic companies in the industry, we could see an oversupply of products and services and downward pressure on pricing for seismic products and services that would also adversely affect us.

Sarbanes-Oxley Act of 2002.

In response to several high profile cases of accounting irregularities, the Sarbanes-Oxley Act of 2002, or “the Act,” was enacted into law on July 30, 2002. We are required to begin to comply with the annual requirements of Section 404 of the Act with respect to our internal controls over financial reporting effective with our fiscal year beginning October 1, 2005. The Act, and rules promulgated thereunder, as well as new NASDAQ listing standards addressing corporate governance issues, endeavor to provide greater accountability and promote investor confidence by imposing specific corporate governance requirements, by requiring more stringent controls and certifications by corporate management and by ultimately imposing new auditor attestations. The Act and new NASDAQ rules affect how audit committees, corporate management and auditors of publicly traded companies carry out their respective responsibilities and interact with each other and mandate composition of audit committees by independent directors. The Act will result in higher expenses for publicly traded companies as a result of higher audit and review fees, higher legal fees, higher director fees, and higher internal costs to document, test and potentially remediate internal controls. The Act, together with the financial scandals and difficult economic environment of recent years has also led to substantially increased premiums for director and officer liability insurance. These increased expenses will affect smaller public companies, like us, disproportionately from their effects on companies with larger revenue and operating income bases with which to absorb such increased costs.

With respect to the internal controls requirement flowing from the Act, we will devote substantial efforts and incur significant expenses in fiscal years 2005 and 2006 in documenting, testing and potentially remediating our internal controls system. We have hired outside experts to help us with respect to these matters. Notwithstanding our substantial efforts, the requirements of the Act as to internal controls are new and significant and, to some extent, quite burdensome, and there exists a risk that we will not be able to meet all the requirements of the Act in such regard by the end of fiscal year 2006, when we are required to report on our internal controls and provide our auditor’s opinion thereon.

After this offering, we will continue to have a relatively small public float and our stock price may be volatile.

Before the sale of shares offered under this prospectus, we had approximately 2.4 million shares outstanding held by non-affiliates. Assuming the sale by the selling stockholder of all of its shares in our company offered under this prospectus, we would still only have approximately 3.8 million shares held by non-affiliates. Our small float has resulted in, and we expect that it will continue to result in, a relatively illiquid market for our common stock. Our daily trading volume for the six months ended March 31, 2005 has averaged approximately 7,400 shares. While we believe that our average daily trading volume may increase following the sale by the selling stockholder of its shares in the company offered under this prospectus, we do not expect that any such increase will significantly increase the liquidity of the market for our shares. Our small float and daily trading volumes have in the past caused, and could in the future result in, greater volatility of our stock price.

All of the other facts and circumstances described in this section on “Risk Factors” could adversely affect our stock price. Many of these factors are beyond our control, and could cause the market price of our common stock to fluctuate significantly. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of our investors’ stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of such terms or other comparable terminology.

Examples of other forward-looking statements contained in this prospectus, including statements incorporated by reference in this prospectus, include statements regarding:

•	our expected revenues, operating profit and net income;

•	future growth rates and margins for certain of our products and services;

•	our future acquisitions and levels of capital expenditures;

•	the adequacy of our future liquidity and capital resources;

•	expectations of successfully marketing our products and services to our customers;

•	anticipated timing and success of commercialization;

•	capabilities of products and services under development;

•	future demand for seismic and thermal imaging equipment and services;

•	future seismic and thermal imaging industry fundamentals;

•	future oil and gas commodity prices;

•	future worldwide economic conditions;

•	our expectations regarding future mix of business and future asset recoveries;

•	our expectations regarding realization of deferred tax assets;

•	our beliefs regarding accounting estimates we make;

•	the result of pending or threatened disputes and other contingencies; and

•	proposed strategic alliances.

These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by the assumptions we make or by risks and uncertainties known or unknown to us, including those described under “Risk Factors.” Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions.

USE OF PROCEEDS

All of the shares of our common stock being offered pursuant to this prospectus are being offered by OYO Corporation U.S.A. We will not receive any proceeds from the sale of those shares.

DESCRIPTION OF CAPITAL STOCK

AND

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following is a description of our capital stock and a summary of the rights of our stockholders and provisions pertaining to indemnification of our directors and officers. You should also refer to our articles of incorporation and bylaws, which are incorporated by reference in this prospectus supplement, and to Delaware law.

General

Our authorized share capital consists of 20,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of April 21, 2005, there were 5,607,365 shares of our common stock issued and outstanding and no share of our preferred stock issued and outstanding. We have reserved a total of 1,325,000 shares of our common stock for grants of options, restricted stock awards and for issuance to our directors in partial payment of their directors’ fees, all under our stock plans. The outstanding shares of our common stock, including the shares of our common stock that are being offered by the selling stockholder hereunder, are fully paid and nonassessable.

Common Stock

The holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. The holders of our common stock are not entitled to vote cumulatively for the election of directors. Holders of our common stock have no redemption, conversion, preemptive or other subscription rights. The holders of our common stock are not able to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by our board of directors.

In the event of the liquidation, dissolution or winding up of OYO Geospace, holders of our common stock are entitled to share ratably in all of our assets remaining, if any, after satisfaction of our debts and liabilities and the preferential rights of the holders of the preferred stock, if any, then outstanding. The outstanding shares of our common stock, including the shares of common stock offered by the selling stockholder, are validly issued, fully paid and nonassessable.

We are subject to certain restrictions on the payment of distributions to the holders of our common stock. For a discussion on these restrictions, see the information under the heading “Market for Registrant’s Common Equity and Related Stockholder Matters” in our Report on Form 10-K for the fiscal year ended September 30, 2004, incorporated by reference in this prospectus.

Preferred Stock

Preferred stock may be issuable in one or more series from time to time at the discretion of our board of directors. Our board of directors is authorized to fix the respective designations, relative rights, preferences, qualifications, restrictions and limitations of each series. The issuance of preferred stock could be used as an “anti-takeover” device without requiring further action on the part of the holders of our common stock.

Indemnification of Directors and Officers

Our restated certificate of incorporation contains a provision that eliminates the personal liability of a director to the company and its stockholders for monetary damages for breach of his fiduciary duty as a director to the extent currently allowed under the Delaware General Corporation Law, or “DGCL.” If a director were to breach such duty in performing his duties as a director, neither the company nor its stockholders could recover monetary damages from the director, and the only course of action available to our stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. To the extent certain claims against directors are limited to equitable remedies, the provision in our restated certificate of incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their fiduciary duty. Additionally, equitable remedies may not be effective in many situations. If a stockholder’s only remedy is to enjoin the completion of our board of directors’ action, the remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, it is possible that the stockholders and our company would have no effective remedy against the directors. Under our restated certificate of incorporation, liability for monetary damages remains for (i) any breach of the duty of loyalty to our company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of our stock under Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit. Our restated certificate of incorporation further provides that in the event the DGCL is amended to allow the further elimination or limitation of the liability of directors, then the liability of our directors shall be limited or eliminated to the fullest extent permitted by the amended DGCL.

Our restated certificate of incorporation obligates our company at all times to maintain the effectiveness of bylaw provisions providing for the mandatory indemnification of directors of our company to the maximum extent permitted by the DGCL. Under our bylaws, each person who is or was a director or officer of the company or a subsidiary of the company, or who serves or served any other enterprise or organization at the request of the company or a subsidiary of the company, shall be indemnified by the company to the full extent permitted by the DGCL.

The provisions of our restated certificate of incorporation summarized above may not be amended or repealed without the affirmative vote of 66 2/3% of the voting power of all shares of our company.

Under Delaware law, to the extent that a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is or was a director or officer of our company, or serves or served any other enterprise or organization at the request of our company, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action.

Under Delaware law, to the extent an indemnified person is not successful in defense of a third party civil suit or a criminal suit, or if such suit is settled, such person shall be indemnified against both (i) expenses, including attorneys’ fees, and (ii) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the company and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful, except that if such person is adjudged to be liable in such a suit for negligence or misconduct in the performance of his duty to the company, he cannot be made whole even for expenses unless the court determines that he is fully and reasonably entitled to indemnity for such expenses.

The company maintains insurance to protect officers and directors from certain liabilities, including liabilities against which the company cannot indemnify its directors and officers.

In addition to the foregoing, our company has entered into separate indemnification agreements with each of our directors. Pursuant to these agreements, our company has agreed to indemnify and hold each such director harmless to the fullest extent permitted by law, from any loss, damage or liability incurred in the course of his respective service as a director of the company. The amount paid by the company is reducible by the amount of insurance paid to or on behalf of such director with respect to any event giving rise to indemnification. Each director’s right to indemnification is to survive his respective death or termination as director.

Our company’s bylaws provide for the indemnification of its officers and directors and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted under the DGCL. Such indemnification may be made even though directors and officers may otherwise be determined later not to be entitled to indemnification under other provisions by the bylaws.

The above discussion of the DGCL and of our restated certificate of incorporation and bylaws and form of director indemnity agreement is not intended to be exhaustive and is qualified in its entirety by such statute and our restated certificate of incorporation and bylaws and the form of director indemnity agreement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

SELLING STOCKHOLDER

All of the shares in the company that are being offered under this prospectus are being offered by our stockholder OYO Corporation U.S.A., which is referred to in this offering memorandum as our “selling stockholder.”

Since 1998, OYO Corporation, a Japanese corporation, through its wholly owned subsidiary OYO Corporation U.S.A., has beneficially owned 2,850,000 shares of our common stock. That represents approximately 51% of our outstanding shares. OYO Corporation U.S.A. is offering to sell 1,400,000 shares of our common stock under this prospectus. Assuming it sells all of those shares, it will own 1,450,000 shares, or approximately 26%, of our common stock.

This prospectus also covers any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

Mr. Katsuhiko Kobayashi, a director of the company since 1995, is a director and senior executive officer with OYO Corporation. He has held that position since March 2001. Mr. Kobayashi is also the President of OYO Corporation U.S.A. He has held that position since May 31, 2002.

In fiscal year 2004, we purchased printheads for our thermal plotters from OYO Corporation pursuant to a Printhead Purchase Agreement that we entered into with OYO Corporation before our initial public offering. OYO Corporation in turn purchased the printheads from a Japanese supplier. For its service and assistance in these transactions, pursuant to the Printhead Purchase Agreement, OYO Corporation marked up its cost for these printheads by five percent in reselling them to us. We believe that by purchasing the printheads through OYO Corporation, we received a more favorable price for the printheads than we could have obtained had we negotiated their purchase ourselves. On September 30, 2004, we purchased the thermal printhead production assets from a Japanese corporation. As a result of this purchase, our obligations under the Printhead Purchase Agreement have been terminated, and we expect that we will no longer need to purchase printheads through OYO Corporation.

Pursuant to a Master Sales Agreement that we have entered into with OYO Corporation before our initial public offering, the company and OYO Corporation purchase products from one another at scheduled discounts of between 5 to 20 percent off the seller’s list prices. In fiscal year 2004, we sold approximately $0.5 million of products to OYO Corporation and its affiliates and we purchased approximately $0.8 million of products from OYO Corporation (including the products covered by the Printhead Purchase Agreement).

PLAN OF DISTRIBUTION

All shares of common stock being offered under this prospectus are being offered on behalf of the selling stockholder.

The shares offered by this prospectus may be sold from time to time by or for the account of the selling stockholder pursuant to this prospectus or pursuant to Rule 144 under the Securities Act of 1933. Sales of shares pursuant to this prospectus may be made on NASDAQ, in the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the selling stockholder). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

The shares may be sold by any one or more of the following methods:

•	through a firm commitment or best efforts underwriting,

•	through a block trade (which may involve crosses) in which the seller’s broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	through purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus,

•	through exchange distributions and/or secondary distributions in accordance with the rules of NASDAQ,

•	through ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	through privately negotiated transactions,

•	through put or call option transactions,

•	through short sales, or

•	through any other method permitted by applicable law.

At the time a particular offer of shares is made, to the extent required by applicable law, we will add a supplement to this prospectus to disclose the following information about any particular offering:

•	the number of shares to be sold,

•	the name or names of any underwriters, agents or broker-dealers making a sale of shares,

•	the purchase price, and

•	any applicable commissions or discounts or other similar amounts.

The selling stockholder may sell shares directly to other purchasers, through agents, underwriters or through broker-dealers. Any selling agents, underwriter or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

The selling stockholder and any broker-dealers, agents and underwriters that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling stockholder and any such broker-dealers, agents or underwriters may be deemed to be underwriting discounts and commissions.

The selling stockholder, its parent company OYO Corporation and we have entered into a letter agreement with RBC Capital Markets Corporation pursuant to which RBC has undertaken to lead a syndicate of underwriters to underwrite and market an offering contemplated by this prospectus. The parties to the letter agreement have agreed that the syndicate of underwriters will receive a commission equal to 6% of the gross amount of the securities sold in the offering for their services to be rendered in connection with the underwriting of the offering. The letter agreement also provides that if the offering is not consummated on or before August 31, 2005 or if OYO Corporation, the selling stockholder or we elect to terminate the offering on or prior to that date, OYO Corporation, the selling stockholder and we will reimburse the underwriters for their reasonable out-of-pocket and incidental expenses incurred in connection with the offering. The parties to the letter agreement have agreed to enter into an underwriting agreement to document the terms and conditions of the underwriting. A copy of the letter agreement is filed as an exhibit to the registration statement.

The selling stockholder will pay all costs and expenses incurred in connection with the registration and offering of the shares under this prospectus. The selling stockholder will also be responsible for any commissions, underwriting discounts or similar charges on the sale of shares under this prospectus.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., Houston, Texas, has passed on certain legal matters with respect to the shares of common stock offered hereunder. Charles H. Still, a partner at Fulbright & Jaworski L.L.P., is a director and the secretary of the company. Any underwriters will be advised about the issues relating to the offering by their own legal counsel.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares being offered under this prospectus. This prospectus, which is included in the registration statement, does not contain all of the information in the registration statement. For further information regarding our company and our common stock, please see the registration statement and our other filings with the SEC, including our annual, quarterly and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov. Our Internet website address is http://www.oyogeospace.com.

We furnish holders of our common stock with annual reports containing financial statements audited by our independent auditors in accordance with generally accepted accounting principles following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Our common stock is listed on NASDAQ and we are required to file reports, proxy statements and other information with NASDAQ. You may read any document we file with NASDAQ at the offices of The NASDAQ Stock Market, Inc. which is located at 9600 Blackwell Road, Rockville, MD 20850.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating the following documents, including the exhibits thereto, which we have filed with the SEC, in this prospectus by reference:

•	Our Annual Report on Form 10-K for our fiscal year ended September 30, 2004, filed with the SEC on December 8, 2004.

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 filed with the SEC on February 10, 2005.

•	Our Current Reports on Form 8-K filed with the SEC on December 20, 2004, February 10, 2005 and February 17, 2005.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering by this prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of those documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:

OYO Geospace Corporation

7007 Pinemont Drive

Houston, Texas 77040-6601

(713) 986-4444

Attention: Corporate Secretary

1,250,000 Shares

Common Stock

PRICE $18.50 PER SHARE

RBC CAPITAL MARKETS	SIMMONS & COMPANY INTERNATIONAL

PROSPECTUS SUPPLEMENT

August 8, 2005